As filed with the Securities and Exchange Commission on November 21, 2007
                                                            File No. ___________
                                                                     ___________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------
                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                     [X}
            Pre-Effective Amendment No.                                    |  |
            Post-Effective Amendment No.                                   |  |

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940             [X]

            Amendment No.                                                  |  |
                        (Check appropriate box or boxes.)
                                 ---------------

                      PHL VARIABLE ACCUMULATION ACCOUNT II
                           (Exact Name of Registrant)

                         PHL Variable Insurance Company
                               (Name of Depositor)

                                 ---------------

               One American Row, Hartford, Connecticut 06102-5056
         (Address of Depositor's Principal Executive Offices) (Zip Code)

                                 (800) 447-4312
               (Depositor's Telephone Number, Including Area Code)

                                 ---------------

                               John H. Beers, Esq.
                         PHL Variable Insurance Company
                          One American Row, PO Box 5056
                        Hartford, Connecticut 06102-5056
                     (Name and Address of Agent for Service)

                                 ---------------

Approximate date of proposed public offering:
  As soon as practicable after the effective date of the Registration Statement
                                 ---------------
Title of Securities Being Registered:  Deferred Variable Annuity Contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                      PHL VARIABLE ACCUMULATION ACCOUNT II
                                  REGISTRATION
                              STATEMENT ON FORM N-4

                              CROSS REFERENCE SHEET
                         SHOWING LOCATION IN PROSPECTUS
                     AND STATEMENT OF ADDITIONAL INFORMATION
                             AS REQUIRED BY FORM N-4

                          FORM N-4 ITEM                                              PROSPECTUS/SAI CAPTION
                          -------------                                              ----------------------

PART A INFORMATION REQUIRED IN A PROSPECTUS
 1.   Cover Page............................................................   Cover Page
 2.   Definitions...........................................................   Definitions of Special Terms
 3.   Synopsis..............................................................   Highlights
 4.   Condensed Financial Information.......................................   Fee Tables
 5.   General Description of Registrant, Depositor
        And Portfolio Companies.............................................   The Company, the Separate Account and the
                                                                               General Account; The Separate Account
 6.   Deductions and Expenses...............................................   Owner Transaction Expenses; Expenses
 7.   General Description of Variable Annuity
       Contracts............................................................   Annuity Contracts in General; Phoenix Portfolio
                                                                               Advisor(SM) Variable Annuity Contract
 8.   Annuity Period........................................................   Annuity Payments (The Annuity Period)
 9.   Death Benefits........................................................   Death Benefit; Upon Your Death During the
                                                                               Accumulation Period; Death of Contract Owner
                                                                               During the Annuity Period
10.   Purchases and Contract Value..........................................   Purchase; Contract Value; Accumulation Units

11.   Redemptions...........................................................   Access to Your Money; Right to
                                                                               Cancel or "Free Look Period"
12.   Taxes.................................................................   Taxes; Tax Status of the Contracts; Taxation of
                                                                               Non-Qualified Contracts; Taxation of Qualified
                                                                               Contracts; Possible Tax Law Changes
13.   Legal Proceedings.....................................................   The Phoenix Companies, Inc. - Legal Proceedings
                                                                               about Company Subsidiaries
14.   Table of Contents of the Statement of
        Additional Information..............................................   Table of Contents of the Statement of Additional
                                                                               Information

PART B INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

15.   Cover Page............................................................   Cover Page
16.   Table of Contents.....................................................   Table of Contents
17.   General Information and History.......................................   General Information
18.   Services..............................................................   Services
19.   Purchase of Securities Being Offered..................................   Arrangements Regarding Frequent Purchases and
                                                                               Redemptions
20.   Underwriters..........................................................   Underwriter


21.   Calculation of Performance Data.......................................   Not Applicable
22.   Annuity Payments......................................................   Annuity Provisions - Variable Annuity Payout
23.   Financial Statements..................................................   Financial Statements

                                     PART A

--------------------------------------------------------------------------------

                          PHOENIX PORTFOLIO ADVISOR(SM)

                           INDIVIDUAL VARIABLE ANNUITY

                                    issued by

                      PHL VARIABLE ACCUMULATION ACCOUNT II

                                       AND

                         PHL VARIABLE INSURANCE COMPANY

PROSPECTUS                                                   ____________, 2008

   This prospectus describes the Phoenix Portfolio Advisor(SM) Individual Variable Annuity Contract (Contract) offered by PHL Variable Insurance Company (We, Us, Our). This Contract provides for the accumulation of Contract Values on a variable basis and subsequent Annuity Payments on a fixed basis, a variable basis or a combination of both. The Contract charges no insurance fees other than the $20 per month Subscription Fee imposed during the Accumulation Period and Annuity Period and, if you elect the Guaranteed Minimum Withdrawal Benefit
(GMWB) for your contract, a fee for the GMWB. You also pay any applicable Transaction Fees (described below), as well as the fees of the Investment Portfolios you select and any Investment Advisor you retain. Under the terms of the Contract, you may not enter the Annuity Period until two (2) years from the date you purchase the Contract.

   Before purchasing the Contract in most states, you must consent to our delivering electronically all documents and reports relating to your Contract and the Investment Portfolios. Paper versions of these documents will not be sent unless you elect to receive paper documents after purchasing the Contract, or otherwise request a specific document. Of course, you can print out any document we make available or transmit to you, and we encourage you to do so. You may revoke your consent at any time.

    The Contract has a variety of investment options that are Sub-accounts of PHL Variable Accumulation Account II. These Sub-accounts invest in the Investment Portfolios listed below. You can put your money in any of the Sub-accounts. We may impose a Transaction Fee for contributions and transfers into and withdrawals and transfers out of certain Investment Portfolios.


                  THE PHOENIX EDGE SERIES FUND
                  ----------------------------
                  [diamond]  Phoenix Capital Growth Series
                  [diamond]  Phoenix Growth and Income Series
                  [diamond]  Phoenix Mid-Cap Growth Series
                  [diamond]  Phoenix-Aberdeen International Series
                  [diamond]  Phoenix-Alger Small-Cap Growth Series
                  [diamond]  Phoenix-Duff & Phelps Real Estate Securities Series


These Investment Portfolios may not be available in all states. You can view at our Website the current prospectus of each Investment Portfolio, which includes information about each Investment Portfolio's management fees and other expenses you will bear indirectly. Money you put in a Sub-account is invested exclusively in a single Investment Portfolio. Your investments in the Investment Portfolios are not guaranteed. You could lose your money.




--------------------------------------------------------------------------------
THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
  Please read this prospectus before investing. You should keep it for future reference. It contains important information about the Contract.

  To learn more about the Contract, you can obtain a copy of Our Statement of Additional Information (SAI) dated ___________________. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The SEC has a Web site (http:/www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The SAI's Table of Contents is at the end of this prospectus.

   For a free copy of the SAI, call Us at (___) ___-____ or write Us at:
  o  Address for correspondence sent via U.S. Mail:
                 Phoenix Portfolio Advisor(SM) Service Center
                 P.O. Box 36840, Louisville, Kentucky 40233;

  o Address for correspondence sent via courier or overnight mail:
                 Phoenix Portfolio Advisor(SM) Service Center
                 9920 Corporate Campus Drive, Suite 1000
                 Louisville, KY 40223.

  THE CONTRACTS:
  o  ARE NOT BANK DEPOSITS
  o  ARE NOT FEDERALLY INSURED
  o  ARE NOT ENDORSED BY ANY BANK OR GOVERNMENT AGENCY
  o  ARE NOT GUARANTEED AND MAY BE SUBJECT TO LOSS OF
     PRINCIPAL

PURCHASING THE CONTRACT AS PART OF A TAX QUALIFIED PLAN DOES NOT PROVIDE ANY TAX BENEFIT IN ADDITION TO THAT RESULTING FROM A PROPERLY QUALIFIED PLAN.

--------------------------------------------------------------------------------

TABLE OF CONTENTS                                                         Page

DEFINITIONS OF SPECIAL TERMS.................................................5
HIGHLIGHTS...................................................................7
FEE TABLES...................................................................9
      Guaranteed Minimum Withdrawal Benefit Fee..............................10
     Examples of Fees and Expenses...........................................10
THE COMPANY, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT....................12
     The Phoenix Portfolio Advisor(SM) Annuity Contract......................12
     Right to Cancel or "Free Look Period"...................................12
     Assignment..............................................................13
     Electronic Administration of Your Contract..............................13
     Confirmations and Statements............................................13
PURCHASE.....................................................................14
     Purchase Payments.......................................................14
     Allocation of Purchase Payments.........................................14
INVESTMENT OPTIONS...........................................................15
     Investment Portfolios...................................................15
TRANSFERS....................................................................16
     Excessive Trading Limits................................................17
     Dollar Cost Averaging Program...........................................18
     Rebalancing Program.....................................................18
     Asset Allocation Programs...............................................19
EXPENSES.....................................................................19
     Subscription Fee........................................................19
     Guaranteed Minimum Withdrawal Benefit Fee...............................19
     Transaction Fee.........................................................20
     Investment Portfolio Expenses...........................................20
     Transfer Fee............................................................20
     Premium Taxes...........................................................20
     Income Taxes............................................................20
     Contract Value..........................................................21
     Accumulation Units......................................................21
     Access to Your Money....................................................21
     Systematic Withdrawal Program...........................................21
     Suspension of Payments or Transfers.....................................21
GUARANTEED MINIMUM WITHDRAWAL BENEFIT (GMWB).................................22
     Asset Allocation Program Requirement....................................22
     How the Benefit Works...................................................22
     Important Terms and Conditions..........................................22
     Contract Value Decreases to Zero........................................24
     Cancellation............................................................24
     Termination of Benefit..................................................24

DEATH BENEFIT................................................................24
     Upon Your Death During the Accumulation Period..........................24
     Death Benefit Amount During the Accumulation Period.....................24
     Payment of the Death Benefit During the Accumulation Period.............24
     Death of Contract Owner During the Annuity Period.......................25
     Death of Annuitant......................................................25
ANNUITY PAYMENTS (THE ANNUITY PERIOD)........................................25
     Annuity Payment Amount..................................................26
     Annuity Options.........................................................26
TAXES........................................................................26
     Annuity Contracts in General............................................26
     Tax Status of the Contracts.............................................26
     Taxation of Non-Qualified Contracts.....................................27
     Taxation of Qualified Contracts.........................................28
     Possible Tax Law Changes................................................28
OTHER INFORMATION............................................................29
     Legal Proceedings.......................................................29
     Distributor.............................................................30
     Financial Statements....................................................30
     Independent Registered Public Accounting Firm...........................30
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.................31
APPENDIX A---MORE INFORMATION ABOUT THE INVESTMENT PORTFOLIOS................A-1
APPENDIX B---DEDUCTIONS FOR TAXES---QUALIFIED AND NONQUALIFIED
             ANNUITY CONTRACTS...............................................B-1

DEFINITIONS OF SPECIAL TERMS

   Because of the complex nature of the Contract, We have used certain words or terms in this prospectus, which may need additional explanation. We have identified the following as some of these words or terms.

   ACCUMULATION PERIOD: The period during which you invest money in your Contract.

   ACCUMULATION UNIT: A measurement We use to calculate the value of the variable portion of your Contract during the Accumulation Period.

   ANNUITANT(S): The natural person(s) on whose life (lives) We base Annuity Payments. On or after the Annuity Date, the Annuitant shall also include any joint Annuitant. In the event of joint Annuitants, the lives of both Annuitants are used to determine Annuity Payments.

   ANNUITY DATE: The date on which Annuity Payments are to begin, as selected by you, or as required by the Contract or by state or federal law.

   ANNUITY OPTIONS: Income plans which can be elected to provide periodic Annuity Payments beginning on the Annuity Date.

   ANNUITY PAYMENTS: Periodic income payments provided under the terms of one of the Annuity Options.

   ANNUITY PERIOD: The period during which We make income payments to you.

   ANNUITY UNIT: A measurement We use to calculate the amount of Annuity Payments you receive from the variable portion of your Contract during the Annuity Period.

   BENEFICIARY: The person designated to receive any benefits under the Contract if you or the Annuitant dies.

   BUSINESS DAY: Generally, any day on which the New York Stock Exchange ("NYSE") is open for trading. Our Business Day ends at 4:00 PM Eastern Time or the closing of regular trading on the NYSE, if earlier. Some of the Investment Options may impose earlier deadlines for trading. These deadlines are described in further detail under the heading "Purchase - Allocation of Purchase Payments".

   COMPANY: PHL Variable Insurance Company, also referred to as PHL Variable, We, Us, Our and Company.

   CONTRACT: The Phoenix Portfolio Advisor(SM) individual variable annuity contract, which provides variable investment options offered by the Company.

   CONTRACT ANNIVERSARY: The anniversary of the Business Day you purchased the Contract.

   CONTRACT DATE: The date that the initial premium payment is invested under a contract.

   CONTRACT VALUE: Your Contract Value is the sum of amounts held under your Contract in the various Sub-accounts of the Separate Account.

   DEATH BENEFIT AMOUNT: The Death Benefit Amount is the amount payable to the Beneficiary upon the death of the Owner or for a Contract owned by a non-natural person the death of the Annuitant.

   FREE LOOK PERIOD: The Free Look Period is the period of time within which you may cancel your Contract. This period of time is generally 10 days from receipt, but certain states require a longer period.

   GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB"): An optional benefit you may select for an additional charge that guarantees a minimum amount that you will be able to withdraw from your contract, regardless of investment performance.

   GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB") FEE: The fee deducted by Us from the Contract Value on each Contract Anniversary date if you select the GMWB optional benefit.

   INSURANCE CHARGES: The Insurance Charges compensate Us for assuming certain insurance risks. The only Insurance Charges under the Contract are the Subscription Fee and the Guaranteed Minimum Withdrawal Benefit fee (if selected).

   INVESTMENT ADVISOR: A registered investment adviser, an investment adviser who is exempt from registration with the Securities and Exchange Commission or other adviser selected by you to provide asset allocation and investment advisory services.

   INVESTMENT ALLOCATIONS OF RECORD: The Investment Allocations of Record specify what percentage of each Purchase Payment is directed to the Sub-accounts you select. You initially establish your initial Investment Allocations of Record at the time you apply for the Contract. The Investment Allocations of Record can be changed by notifying Us in accordance with Our procedures. Any change in Investment Allocations of Record will apply to Purchase Payments received after the change of Investment Allocations of Record is processed.

   INVESTMENT OPTIONS: The investment choices available to Owners for allocation of Purchase Payments. The choices are the Sub-accounts of the Separate Account.

   INVESTMENT PORTFOLIOS: The variable Investment Options available under the Contract. Each Sub-account has its own investment objective and is invested in the underlying Investment Portfolio.

   JOINT OWNER: The individual who co-owns the Contract with another person.

   NON-QUALIFIED (CONTRACT): A Contract purchased with after-tax dollars. In general, these Contracts are not issued in conjunction with any pension plan, specially sponsored program or individual retirement account ("IRA").

   OWNER: You, the purchaser of the Contract are the Owner.

   PURCHASE PAYMENT: The money you give Us to buy the Contract, as well as any additional money you give Us to invest in the Contract after you own it.

   QUALIFIED (CONTRACT): A Contract purchased with pretax dollars. These Contracts are generally purchased under a pension plan, specially sponsored program or IRA.

   REGISTERED REPRESENTATIVE: A person, appointed by Us, who is licensed by the Financial Industry Regulatory Authority ("FINRA") to sell variable products and is sponsored by a FINRA member broker/dealer that is party to a selling group agreement with the Company.

   RIDER DATE: The date the Guaranteed Minimum Withdrawal Benefit rider to the Contract takes effect. It is the date shown on the Rider Specifications page of the Contract.

   SECURE ONLINE ACCOUNT: Your Secure Online Account is a password protected electronic account through which you can access personal documents relating to your Contract, such as transaction confirmations, periodic account statements and other personal correspondence. You create your Secure Online Account by going to the Website after you purchase the Contract and we maintain it for you on the Website thereafter.

   SEPARATE ACCOUNT: PHL Variable Accumulation Account II of PHL Variable Insurance Company, which invests in the Investment Portfolios. SUB-ACCOUNT: A segment within the Separate Account which invests in a single Investment Portfolio.

   SUBSCRIPTION FEE: $20 per month fee charged by us to issue and administer the Contract.

   TAX DEFERRAL: Benefit provided by the Contract under which earnings and appreciation on the Purchase Payments in your Contract are not taxed until you take them out of the Contract either in the form of a withdrawal, income payments or the payment of a death benefit.

   TRANSACTION FEE: Fee imposed by the Company for contributions and transfers into and withdrawals and transfers out of certain Investment Portfolios. See "Expenses - Transaction Fee" for further details, including a list of the Investment Portfolios that impose a Transaction Fee.

   WEBSITE: www._______.com, which is the website for Phoenix Portfolio Advisor(SM). You may obtain information about your Contract and request certain transactions through the Website.

--------------------------------------------------------------------------------

HIGHLIGHTS

   The variable annuity Contract that We are offering is a Contract between you (the Owner) and Us (the insurance company). The Contract provides a way for you to invest on a tax-deferred basis in the Sub-accounts of PHL Variable Accumulation Account II (Separate Account). The Contract is intended to be used to accumulate money for retirement or other long-term tax-deferred investment purposes. You should note that the Contract does not provide any additional tax deferral benefit when purchased as part of an IRA or other tax- qualified plan.

   The Contract charges no insurance fees other than the Subscription Fee imposed during the Accumulation Period and Annuity Period and a fee if you select the optional Guaranteed Minimum Withdrawal Benefit ("GMWB"). You do pay any applicable Transaction Fees, as well as the fees of the Investment Portfolios you select and any Investment Advisor you retain.

   The Contract includes a death benefit that is described in detail under the heading "Death Benefit." The Contract offers a GMWB as an optional benefit. This benefit guarantees a minimum amount you will be able to withdraw from your contract regardless of investment performance. There is a separate fee for this benefit and, if you purchase the GMWB you must allocate Purchase Payments and Contract Value through an available asset allocation program described in this prospectus.

   All deferred annuity contracts, like the Contract, have two periods: the Accumulation Period and the Annuity Period. During the Accumulation Period, any earnings accumulate on a tax-deferred basis and are taxed as ordinary income when you make a withdrawal. The Annuity Period occurs when you begin receiving regular Annuity Payments from your Contract. Under the terms of the Contract, you may not enter the Annuity Period until two (2) years from the date you purchase the Contract.

   You can choose to receive Annuity Payments on a variable basis, on a fixed basis or a combination of both. If you choose variable Annuity Payments, the amount of the variable Annuity Payments will depend upon the investment performance of the Investment Portfolios you select for the Annuity Period. If you choose fixed Annuity Payments, the amount of the fixed Annuity Payments are constant for the entire Annuity Period.

   RIGHT TO CANCEL OR "FREE LOOK". If you cancel the Contract within 10 days after receiving it (or whatever longer time period is required in your state), We will cancel the Contract. You will receive whatever your Contract is worth on the Business Day We receive your proper request for cancellation. This may be more or less than your original payment. We will return your original payment if required by law.

   TAX PENALTY. In general, the earnings in your Contract are not taxed until you take money out of your Contract. If you are younger than age 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the amount treated as income. For Non-Qualified Contracts, Annuity Payments during the Annuity Period are considered partly a return of your original investment. The part of each Annuity Payment that is a return of your investment is not taxable as income. Once you have recovered the full amount of your investment, however, the entire amount of your Annuity Payment will be taxable income to you. For Qualified Contracts, the full Annuity Payment is taxable.

   IMPORTANT INFORMATION CONCERNING YOUR PHOENIX PORTFOLIO ADVISOR(SM) CONTRACT.

   Upon purchase of the Contract, you can only access documents relating to the Contract and the Investment Portfolios electronically. Regular and continuous Internet access is required to access electronically all documents relating to the Contract and the Investment Portfolios. You should not invest and continue to receive documents electronically if you do not have regular and continuous Internet access.

   After purchase, you may elect to receive in paper via U.S. mail all documents relating to the Contract and the Investment Portfolios by revoking your electronic consent. We will also honor a request to deliver a specific document in paper even though electronic consent has not been revoked.

   For Owners using electronic communications, current prospectuses and all required reports for the Contract and the Investment Portfolios are available at the Website. While we will notify you via email when a transaction pertaining to your Contract has occurred or a document impacting your Contract has been posted, you should visit the Website regularly. We post updated prospectuses for the Contract and the Investment Portfolios on the Website on or about May 1 of each year. Prospectuses also may be supplemented throughout the year and will be available on the Website, which you should visit regularly. We post Annual Reports and Semi-Annual Reports on the Website on or about March 1 and September 1, respectively, each year. For your reference, we archive out-of-date Contract prospectuses. We have no present intention of deleting any archived Contract prospectus, however, we reserve the right to do so at any time upon 30 days' notice to your Secure Online Account. Investment Portfolio prospectuses will be available on the website for 30 days after the subsequent May 1 annual update. Investment Portfolio Annual and Semi-Annual Reports will be available on the website for 30 days after the subsequent March 1 annual update. You will not have electronic access through the Website to Investment Portfolio prospectuses or Annual and Semi-Annual Reports after we remove them from the Website. Accordingly, you should consider printing them before they are removed. Alternatively, we will provide copies of them upon request.

   We will deliver all other documents electronically to your Secure Online Account. Checking your Secure Online Account regularly will give you an opportunity to prevent multiple fraudulent transactions. We deliver transaction confirmations at or before the completion of your transactions. We deliver account statements on a quarterly basis (that is, shortly after

March 31, June 30, September 30 and December 31 of each year). Under certain circumstances, your account statement may serve as the confirmation for transactions you made during the quarter covered by the statement. Proxy statements and other correspondence may be delivered at any time.

   You should regularly check your Secure Online Account. We will notify you by e-mail that a transaction relating to your Contract has occurred or a document impacting your Contract has been posted. However, this is no substitute for regularly checking your Secure Online Account.

   We will allow you to have access to your Secure Online Account even after you revoke your consent to our electronic delivery of documents or surrender or exchange your Contract. However, we reserve the right to delete your Secure Online Account upon 30 days' notice, which we will deliver to your Secure Online Account. Upon receipt of such a notice, you should consider printing the information held in your Secure Online Account. Upon request, we will provide paper copies of any deleted document.

   We have no present intention of deleting documents from your Secure Online Account. If, however, we decide to do so, we will provide you with at least 30 days' notice in your Secure Online Account so that you will have an opportunity to print the documents that are subject to deletion.

   TRANSACTION FEE. The Company imposes a Transaction Fee for contributions and transfers into and withdrawals and transfers out of certain Investment Portfolios. For further information, see "Expenses - Transaction Fee".

   INQUIRIES. If you need more information, please contact Us at:

   Phoenix Portfolio Advisor SM Service Center
   P.O. Box 36840
   Louisville, Kentucky 40233

   (---) --------

--------------------------------------------------------------------------------

FEE TABLES

   The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time you buy the Contract, surrender the Contract, or transfer amounts between Investment Portfolios. State or other governmental entity premium taxes may also be deducted (See Appendix B).

                           OWNER TRANSACTION EXPENSES
                           --------------------------

CONTINGENT DEFERRED SALES CHARGE (as a percentage   None
of Purchase Payments withdrawn)
TRANSFER FEE(1)..................................   Current Charge                  Maximum Charge
                                                        None                               $25

                                                    No restrictions provided transfers comply with our administrative rules. We reserve the right to impose a fee, not to exceed $25, for excessive transfers upon providing prior notice to you. This fee is different than the Transaction
                                                    Fee described below.

TRANSACTION FEE(2)...............................   The Company imposes a Transaction Fee, in the amounts shown below, for contributions and transfers into and withdrawals and transfers out of certain
                                                    Investment Portfolios.  A listing of the Investment Portfolios for which the
                                                    Company imposes a Transaction Fee is set forth in "Expenses - Transaction Fee", and is also available at the Website or upon request by calling (___) ___-____.
                                                    The Company may increase the Transaction Fee, or modify the table below.


                                                                                         Current Charge            Maximum Charge
                                             -------------------------------------    ---------------------    ---------------------

                                             Transactions 1-10 per Contract year        $49.99\transfer           $74.99/transfer

                                             Transfactions 11-20 per Contract year      $39.99\transfer           $74.99/transfer

                                             Transactions 21-30 per Contract year       $29.99\transfer           $74.99/transfer

                                             Transactions 31+ per Contract year         $19.99\transfer           $74.99/transfer

                                             -------------------------------------    ---------------------    ---------------------

(1) All reallocations made on the same day involving the same Investment Portfolio count as one transfer. Certain restrictions apply as further described under the heading "Transfers - Excessive Trading Limits" and "Transfers - Short Term Trading Risk".
(2) All transactions made on the same day involving the same Investment Portfolio will result in one Transaction Fee.

   The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including the Investment Portfolios' fees and expenses.

                               PERIODIC EXPENSES
                               -----------------

                                                                             Current Charge                 Maximum Charge

SUBSCRIPTION FEE................................................       $20 per Contract per month     $20 per Contract per month
SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of Contract Value invested in the Investment
Portfolios) Mortality and Expense Risk Charge...................                  0.00%                          0.00%
ADMINISTRATIVE CHARGE...........................................                  0.00%                          0.00%
TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES..........................                  0.00%                          0.00%

   The next item shows the minimum and maximum total operating expenses charged by the Investment Portfolios that you may pay periodically during the time that you own the Contract. More detail concerning each Investment Portfolio's fees and expenses is contained in the prospectus for each Investment Portfolio.

                 TOTAL INVESTMENT PORTFOLIO OPERATING EXPENSES
                 ---------------------------------------------                                     Minimum            Maximum

(expenses that are deducted from Investment Portfolio assets, including management fees,           Gross X %           GrossX%
distribution and/or service (12b-1) fees, and other expenses) (1)..........................        Net:X_ %            Net: X%

-------------------
(1) The minimum and maximum total Investment Portfolio Operating Expenses may be affected by voluntary or contractual waivers or expense reimbursements. These waivers and expense reimbursements will reduce the actual Total Portfolio Operating Expenses for the affected Investment Portfolios. Please refer to the underlying Investment Portfolio prospectuses for details about the specific expenses of each Investment Portfolio. The net numbers displayed above reflect the minimum and maximum charges after contractual waivers that have been committed through at least May 1, 2008. The gross numbers reflect the minimum and maximum charges without giving effect to the agreed upon waivers.
---------------

--------------------------------------------------------------------------------

                   GUARANTEED MINIMUM WITHDRAWAL BENEFIT FEE
                   -----------------------------------------

 This table describes the fee that you will pay, in addition to the Subscription Fee and the Investment Portfolio Operating Expenses, periodically during the time that you own the contract if you elect the Guaranteed Minimum Withdrawal Benefit.

------------------------------------------------------------ -------------------
Guaranteed Minimum Withdrawal Benefit Fee (as a percentage        Maximum Fee
                                                                  -----------
of the greater of the Benefit Base and Contract Value)                3.00%
                                                               ------------
------------------------------------------------------------ ------------------

EXAMPLES OF FEES AND EXPENSES -

   This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Owner transaction expenses, Contract fees, Separate Account annual expenses, the fee for the GMWB, and Investment Portfolio fees and expenses.

   The Examples assume that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. Because there are no charges upon surrender or annuitization, your costs will be the same for the time periods shown whether you surrender, annuitize or continue to own the Contract. For purposes of these examples, we have assumed the money is invested in Investment Portfolios for which no Transaction Fee is charged. For a description of the Transaction Fee, see "Expenses - Transaction Fee". All other expenses and fees reflected in the first Example are at their maximum amounts. The second Example reflects the minimum Investment Portfolio operating expenses. We converted the Subscription Fee of $20.00 per month to an asset based charge based on the estimated contract size. This conversion causes the Subscription Fee in the example below to be less than $X annually. Although your actual costs may be higher or lower, based on these assumptions and those that follow, your costs would be:

(1) Assuming Contract charges and maximum Investment Portfolio operating expenses:

         1 year             3 years            5 years            10 years
           $X                 $X                 $X                  $X

(2) Assuming Contract charges and minimum Investment Portfolio operating expenses:

         1 year             3 years            5 years            10 years
           $X                 $X                 $X                  $X

--------------------------------------------------------------------------------

ANNUAL FUND EXPENSES (as a percentage of fund average net assets for the year ended 12/31/06)


This table shows each fund's investment management fee, Rule 12b-1 fee (if applicable), other operating expenses and total annual fund expenses. The funds provided this information and we have not independently verified it. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN EACH FUND'S PROSPECTUS, WHICH YOU MAY OBTAIN AT THE WEBSITE OR IN HARD COPY BY CALLING (___) ___-____.

    The company and its affiliates may have arrangements with the fund's investment advisors, subadvisors, distributor and/or affiliated companies under which the company or its affiliates receive payments in connection with the provision of administrative, marketing or other support services to the funds. Further information about these arrangements is provided in the "Investment Portfolios" section of this prospectus.


------------------------------------------------------------------------------------------------------------------------------------
                                  Investment  Rule 12b-1    Other       Acquired                     Contractual
                                  Management  or Service  Operating  Fund Fees and  Total Annual   Reimbursements  Total Net Annual
      Series                         Fee        Fees       Expenses     Expenses    Fund Expenses     & Waivers     Fund Expenses
      ------                      ----------  ----------  ---------  -------------  -------------  --------------  ----------------
------------------------------------------------------------------------------------------------------------------------------------
Phoenix Capital
  Growth Series                     0.68        0.00        0.24         0.00           0.92            0.00            0.92 (1b)
---------------                     -----       -----       -----        -----          -----           -----           ---------
------------------------------------------------------------------------------------------------------------------------------------
Phoenix Growth and
  Income Series                     0.70        0.00        0.27         0.00           0.97            (0.06)          0.91 (1a)
---------------                     -----       -----       -----        -----          -----           ------          -------
------------------------------------------------------------------------------------------------------------------------------------
Phoenix Mid-Cap
  Growth Series                     0.80        0.00        0.35         0.00           1.15            (0.01)          1.14 (1c)
---------------                     -----       -----       -----        -----          -----           ------          ---------
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen
  International Series              0.75        0.00        0.26         0.00           1.01            0.00            1.01 (1c)
----------------------              -----       -----       ----         -----          -----           -----           ---------
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Alger Small-Cap
  Growth Series                     0.85        0.00        0.42         0.00           1.27            (0.27)          1.00 (1a)
-----------------------             -----       -----       -----        -----          -----           ------          -------
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Duff & Phelps
  Real Estate
  Securities Series                 0.75        0.00        0.27         0.00           1.02            0.00            1.02 (1d)
---------------------               -----       -----       -----        -----          -----           -----           ---------
------------------------------------------------------------------------------------------------------------------------------------

(1)

   Effective September 1, 2006, the advisor contractually agreed to reimburse the series for expenses necessary or appropriate for the operation of the series (excluding advisory and management fees, Rule 12b-1 fees, taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) to the extent that such expenses exceed series' average net assets ("Expense Cap") through April 30, 2008 as follows:

       EXPENSE CAP %           EXPENSE CAP %
  a        0.15            c       0.30
  b        0.25            d       0.35

-------------------------------------------------------------------------------

THE COMPANY, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT

   We are PHL Variable Insurance Company, a Connecticut stock life insurance company, incorporated on July 15, 1981. We sell life insurance policies and annuity contracts through producers of affiliated distribution companies, brokers and other financial advisors. Our executive and administrative office is located at One American Row, Hartford, Connecticut, 06103-2899.

   PHL Variable is an indirectly owned company of Phoenix Life Insurance company ("Phoenix"). Phoenix is a life insurance company, which is wholly owned by The Phoenix Companies, Inc. ("PNX"), which is a manufacturer of insurance, annuity and asset management products. Obligations under the Contracts are obligations of PHL Variable.

   On October 25, 2007, we established the PHL Variable Accumulation Account II, a separate account created under the insurance laws of Connecticut. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and it meets the definition of a "separate account" under the 1940 Act. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment practices or policies of the Separate Account or of PHL Variable.

   Under Connecticut law, all income, gains or losses, whether or not realized, of the Separate Account must be credited to or charged against the amounts placed in the Separate Account without regard to the other income, gains and losses from any other business or activity of PHL Variable. The assets of the Separate Account are held in Our name and legally belong to Us; however the assets that underlie the Contract may not be used to pay liabilities arising out of any other business that we may conduct. The Separate Account has several Sub-accounts that invest in underlying mutual funds. We may make certain changes to the Separate Account as described in "Changes to the Separate Account".

   The General Account supports all insurance and annuity obligations of PHL Variable and is made up of all of its general assets other than those allocated to any separate account such as The Separate Account.

THE PHOENIX PORTFOLIO ADVISOR(SM) VARIABLE ANNUITY CONTRACT

   This prospectus describes the Phoenix Portfolio Advisor SM Variable Annuity Contract offered by PHL Variable. An annuity is a contract between you, the Owner, and Us. Until you decide to begin receiving Annuity Payments, your Contract is in the Accumulation Period. Once you begin receiving Annuity Payments, your Contract switches to the Annuity Period.

   The Contract benefits from tax-deferral. Tax-deferral means that you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract. The Contracts may be issued in conjunction with certain qualified plans and Individual Retirement Accounts qualifying for special income tax treatment under the Internal Revenue Code. You should be aware that this annuity may fund a retirement plan and/or an Individual Retirement Account ("IRA") that already provides tax deferral under the Code. In such situations where you are already in a qualified plan or eligible for an IRA, the annuity does not provide additional tax deferral benefits. In addition, you should be aware that there are fees and charges in an annuity that may not be included in other types of qualified plan and IRA investments, which may be more or less costly. However, the fees and charges under the Contract are also designed to provide for certain payment guarantees and features other than tax deferral that may not be available through other investments. These features are explained in detail in this prospectus. You should consult with your tax or legal adviser to determine if the Contract is suitable for your tax qualified plan or IRA.

   The Contract is called a variable annuity because you can choose to allocate your Purchase Payments among several Investment Portfolios and, depending upon market conditions, you can make or lose money in any of these Investment Portfolios. The amount of money you are able to accumulate in your Contract during the Accumulation Period depends upon the investment performance of the Investment Portfolio(s) you select.

   You can choose to receive Annuity Payments on a variable basis, fixed basis or a combination of both. If you choose variable payments, the amount of the Annuity Payments you receive will depend upon the investment performance of the Investment Portfolio(s) you select for the Annuity Period. If you elect to receive payments on a fixed basis, the Annuity Payments you receive will remain level for the period of time selected.

RIGHT TO CANCEL OR "FREE LOOK PERIOD"

   If you change your mind about owning the Contract, you can cancel it within 10 days after receiving it (or whatever period is required in your state). The Insurance Charges and Investment Portfolio operating expenses, along with any applicable Transaction Fees, will have been deducted. On the Business Day We receive your proper request We will return your Contract Value. In some states, We may be required to refund your Purchase Payment.

   OWNER. You, as the Owner of the Contract, have all the rights under the Contract. The Owner is as designated at the time the Contract is issued, unless changed. You can change the Owner at any time. A change will automatically revoke any prior Owner designation. You must notify Us in writing, or process a change of owner request while logged into your Secure Online Account, to effect a change of Owner. We will not be liable for any payment or other action We take in accordance with the Contract before We receive proper notice of the change.

   A change of Owner may be a taxable event.

   JOINT OWNER. A Non-Qualified Contract can be owned by Joint Owners. Upon the death of either Joint Owner, the surviving Joint Owner will be the primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary unless you have previously notified Us in writing otherwise.

   BENEFICIARY. The Beneficiary is the person(s) or entity you name to receive any Death Benefit Amount. The Beneficiary is named at the time the Contract is issued. If no Beneficiary is designated, your estate will be the Beneficiary. Unless an irrevocable Beneficiary has been named, you can change the Beneficiary at any time before you die. We will not be liable for

--------------------------------------------------------------------------------

any payment or other action We take in accordance with the Contract before We receive notice of the change of Beneficiary.

ASSIGNMENT

   Subject to applicable law, you can assign the Contract at any time during your lifetime. We will not be bound by the assignment until We receive the written notice of the assignment. We will not be liable for any payment or other action We take in accordance with the Contract before We receive notice of the assignment.

   An assignment may be a taxable event.

   If the Contract is a Qualified Contract, there are limitations on your ability to assign the Contract.

ELECTRONIC ADMINISTRATION OF YOUR CONTRACT

This Contract is designed to be administered electronically ("Electronic Administration"). You can access documents relating to the Contract and the Investment Portfolios online. If you consent to Electronic Administration, you will receive all documents electronically, unless you request a specific paper document, or revoke your consent to Electronic Administration. You may obtain paper copies of documents related to your Contract by printing them from your computer. We will honor a request to deliver a specific document in paper even though electronic consent has not been revoked.

   If you elect Electronic Administration, you must have Internet access so that you can view your Secure Online Account and access all documents relating to the Contract and the Investment Portfolios. You should not elect Electronic Administration if you do not have Internet access. Although we will email you when a transaction relating to your Contract has occurred or a document impacting your Contract is posted, you should regularly check your Secure Online Account. There is no substitute for regularly checking your Secure Online Account.

   You may, however, elect to have documents related to your Contract also delivered via U.S. Mail to your address of record by withdrawing your consent to Electronic Administration. After your withdrawal of consent becomes effective, you will receive documents via U.S. Mail. We may also continue to send documents to your Secure Online Account. After you have withdrawn your consent to Electronic Administration, you may notify Us that you again consent to Electronic Administration.

   Current prospectuses and all required reports for the Contract and the Investment Portfolios are available at the Website through your Secure Online Account. We post updated prospectuses for the Contract and the Investment Portfolios on the Website on or about May 1 of each year. Prospectuses also may be supplemented throughout the year and will be available on the Website. We post Annual Reports and Semi-Annual Reports on the Website on or about March 1 and September 1, respectively, each year. For your reference, We archive out-of-date Contract prospectuses. We have no present intention of deleting any archived Contract prospectus, however, We reserve the right to do so at any time upon 30 days' notice to your Secure Online Account. To the extent an archived Contract prospectus is no longer available on the Website, We will provide it upon request.

   Investment Portfolio prospectuses will be available for 30 days after the subsequent May 1 annual update. Investment Portfolio Annual and Semi-Annual Reports will be available for 30 days after the subsequent annual update. You will not have electronic access through the Website to archived Investment Portfolio prospectuses or Annual and Semi-Annual Reports after We remove them from the Website. Accordingly, you should consider printing them before they are removed. Upon request, we will send you a paper copy of these documents via U.S. mail.

   We will send all other documents related to your Contract to your Secure Online Account, including, but not limited to, transaction confirmations, proxy statements, periodic account statements and other personal correspondence. You create your Secure Online Account when you purchase the Contract and We maintain it for you at the Website.

   You will have access to your Secure Online Account even after you revoke your consent to Our electronic delivery of documents or surrender or exchange your Contract. However, We reserve the right to delete your Secure Online Account upon 30 days' notice, which We will deliver to your Secure Online Account. Upon receipt of such a notice, you should consider printing the information held in your Secure Online Account. Upon request, we will provide paper copies of any deleted document.

   We have no present intention of deleting documents from your Secure Online Account. If, however, We decide to do so, We will provide you with at least 30 days' notice to your Secure Online Account so that you will have an opportunity to print the documents that are subject to deletion.

CONFIRMATIONS AND STATEMENTS

   We will send a confirmation statement to your Secure Online Account each time you change your Investment Allocations of Record, we receive a new Purchase Payment from you, you make a transfer among the Investment Portfolios, or you make a withdrawal. Generally, We deliver transaction confirmations at or before the completion of your transactions. However, the confirmation for a new Purchase Payment or transfer of Contract Value may be an individual statement or may be part of your next quarterly account statement. You should review your confirmation statements to ensure that your transactions are carried out correctly. If you fail to do so, you risk losing the opportunity to ask us to correct an erroneous transaction. We deliver account statements to your Secure Online Account on a quarterly basis (that is, shortly after March 31, June 30, September 30 and December 31 of each year), or in paper via U.S. mail if you have withdrawn your consent to Electronic Administration or otherwise request a specific confirmation or statement. Under certain circumstances, your account statement may serve as the confirmation for transactions you made during the quarter covered by the statement. Proxy statements and other correspondence may be delivered at any time. If you have questions, you can either go to the Website and click on "Contact Us" for secure online correspondence or

--------------------------------------------------------------------------------

you can e-mail us at ___________ or call Us at (___) ___-____.

REQUESTING TRANSACTIONS OR OBTAINING INFORMATION ABOUT YOUR CONTRACT

   You may request transactions or obtain information about your Contract by submitting a request to Us in writing via U.S. Mail at the Phoenix Portfolio Advisor(SM) Service Center, P.O. Box 36840, Louisville, KY 40233. Subject to Our administrative rules and procedures, We may also allow you to submit a request through other means.

     Under a contract with PHL Variable Insurance Company, Jefferson National Life Insurance Company (Jefferson National) provides administrative services including, but not limited to, electronic and mail document delivery, transaction confirmation, the production of periodic account statements and other various administrative services for the Contracts. Jefferson National's principal business office is located at 9920 Corporate Drive, Suite 1000, Louisville, Kentucky 40223.

   TELEPHONE AND WEBSITE TRANSACTIONS. You can elect to request certain transactions and receive information about your Contract by telephone or through the Website. All transaction requests are processed subject to Our administrative rules and procedures.

   We will accept transaction requests from your Registered Representative and/or your Investment Advisor. You can also authorize someone else, via submitting to Us a power of attorney in good order, to request transactions for you. If you own the Contract with a Joint Owner, unless We are instructed otherwise, We will accept instructions from and provide information to either you or the other Owner.

   We will use reasonable procedures to confirm that instructions given to Us by telephone are genuine. All telephone calls will be recorded and the caller will be asked to produce personalized data about the Owner before We will make the telephone transaction. We will post confirmations of all transactions to your Secure Online Account. We will not send confirmation of any transaction to you in paper, unless you have elected to receive paper documents via U.S. mail. If We fail to use such procedures We may be liable for any losses due to unauthorized or fraudulent instructions.

   SECURITY OF ELECTRONIC COMMUNICATIONS WITH US. The Website uses generally accepted and available encryption software and protocols, including Secure Socket Layer. This is to prevent unauthorized people from eavesdropping or intercepting information you send or receive from Us. This may require that you use certain readily available versions of web browsers. As new security software or other technology becomes available, We may enhance Our systems.

   You will be required to provide your user ID and password to access your Secure Online Account and perform transactions at the Website. Do not share your password with anyone else. We will honor instructions from any person who provides correct identifying information, and We may not be responsible for fraudulent transactions We believe to be genuine based on these procedures. Accordingly, you may bear the risk of loss if unauthorized persons conduct any transaction on your behalf. You can reduce this risk by checking your Secure Online Account regularly which will give you an opportunity to prevent multiple fraudulent transactions.

   Avoid using passwords that can be guessed and consider changing your password frequently. Our employees or representatives will not ask you for your password. It is your responsibility to review your Secure Online Account and to notify Us promptly of any unauthorized or unusual activity. We only honor instructions from someone logged into Our secure Website using a valid user ID and password.

   We cannot guarantee the privacy or reliability of e-mail, so We will not honor requests for transfers or changes received by e-mail, nor will We send account information through e-mail. All transfers or changes should be made through Our secure Website. If you want to ensure that Our encryption system is operating properly, go to the icon that looks like a "locked padlock." This shows that encryption is working between your browser and Our web server. You can click or double-click on the padlock to get more information about the server. When you click the "view certificate" button (in Netscape) or the "subject" section (in Internet Explorer), you should see "________________.com" listed as the owner of the server you are connected to. This confirms that you are securely connected to Our server.

PURCHASE

PURCHASE PAYMENTS

   A Purchase Payment is the money you give Us to buy the Contract. You can make Purchase Payments at any time before the Annuity Date. The minimum initial Purchase Payment We will accept is $25,000 whether the Contract is bought as a Non-Qualified Contract or as part of a Tax-Sheltered Annuity or an Individual Retirement Annuity (IRA). If You have not elected the optional GMWB the maximum We accept is $10,000,000 without Our prior approval. If You have elected the GMWB the maximum We accept is $2,000,000 without Our prior approval. All Purchase Payments will be subject to such terms and conditions as We may require. PHL Variable reserves the right to refuse any Purchase Payment or not issue any Contract.

   Subject to the minimums and maximums described above, you can make additional Purchase Payments of any amount. However, we reserve the right to impose minimums on future Purchase Payments.

ALLOCATION OF PURCHASE PAYMENTS

   Generally, you control where your Purchase Payments are invested. When you purchase a Contract, We will allocate your Purchase Payment according to your Investment Allocation of Record, which you can change at any time for future Purchase Payments. When you make additional Purchase Payments, We will allocate them based on the Investment Allocations of Record in effect on the Business Day We receive the Purchase Payment. Allocation percentages must be in whole numbers. The Company imposes a Transaction Fee for contributions and transfers into and withdrawals and transfers out of certain Investment Portfolios in the accumulation period and during the

--------------------------------------------------------------------------------

annuity period. See "Expenses - Transaction Fee" for further details. Additionally, if you are participating in an Asset Allocation program, the Dollar Cost Averaging Program or the GMWB rider is in effect for your Contract, allocation restrictions apply. These restrictions are described in the "Asset Allocation and Other Strategic Programs" and the "Guaranteed Minimum Withdrawal Benefit (GMWB) - Asset Allocation Program Requirement" sections of this prospectus.

   Once We receive your Purchase Payment and the necessary information, We will issue your Contract and allocate your first Purchase Payment within 2 Business Days. If you do not provide Us all of the information needed, We will contact you. If for some reason We are unable to complete this process within 5 Business Days, We will either send back your money or get your permission to keep it until We get all of the necessary information. The method of payment (e.g., check, wire transfer, electronic funds transfer) may affect when your Purchase Payment is received by Us. If you add more money to your Contract by making additional Purchase Payments, We will credit these amounts to your Contract as of the Business Day We receive your Purchase Payment, or, if the day we receive your Purchase Payment is not a Business Day, on the next Business Day. Our Business Day closes when the New York Stock Exchange closes, usually 4:00 P.M. Eastern time. However, certain Investment Portfolios impose transaction cut-off times before the end of the Business Day. We must receive transfer requests involving these Investment Portfolios no later than the time shown below, i.e., 3:45 P.M Eastern Time based on the usual 4:00 P.M. Eastern Time close for those Investment Portfolios listed below with a cut-off 15 minutes before the NYSE close. Any transaction involving an Investment Portfolio listed below that is received after the applicable cut-off time set forth in the charts below, including a transfer request involving any other Investment Portfolio not listed or any Investment Portfolio with an earlier cut-off time, will be processed on the next Business Day.

---------------------------------------------------------------

15 Minutes Before NYSE Close

--------------------- ---------------------- ------------------

--------------------- ---------------------- ------------------

--------------------- ---------------------- ------------------

--------------------- ---------------------- ------------------

--------------------- ---------------------- ------------------

---------------------------------------------------------------


---------------------------------------------------------------

30 MINUTES BEFORE NYSE CLOSE

---------------------------------------------------------------

--------------------- ---------------------- ------------------

--------------------- ---------------------- ------------------



INVESTMENT OPTIONS

You may allocate your Purchase Payments to the Sub-accounts during the Accumulation Period and may maintain and transfer Contract Value among the Sub-accounts.

INVESTMENT PORTFOLIOS

   The Contract offers several Sub-accounts, each of which invests exclusively in an Investment Portfolio listed at the beginning of this prospectus. During the Accumulation Period, money you invest in the Sub-accounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Investment Portfolios in which those Sub-accounts invest. You bear the investment risk that those Investment Portfolios might not meet their investment objectives. Additional Investment Portfolios may be available in the future. If you elect variable Annuity Payments, during the Annuity Period, the variable portion of your Annuity Payment will vary based on the performance of the Investment Portfolios.

    The Investment Portfolios offered through this product are selected by the Company based on several criteria, including asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor the Company considers during the initial selection process is whether the Investment Portfolio or an affiliate of the Investment Portfolio will compensate the Company for providing administrative, marketing, and support services that would otherwise be provided by the Investment Portfolio, the Investment Portfolio's investment advisor, or its distributor. Finally, when the Company develops a variable annuity (or life) product in cooperation with a fund family or distributor (e.g., a "private label" product), the Company will generally include Investment Portfolios based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

   You should read the prospectuses for these Investment Portfolios carefully. UNLESS YOU HAVE OPTED TO RECEIVE DOCUMENTS RELATING TO YOUR CONTRACT VIA U.S. MAIL, COPIES OF THESE PROSPECTUSES WILL NOT BE SENT TO YOU IN PAPER. THEY ARE, HOWEVER, AVAILABLE AT THE WEBSITE. See Appendix A which contains a summary of investment objectives for each Investment Portfolio.

   The investment objectives and policies of certain of the Investment Portfolios are similar to the investment objectives and policies of other mutual funds managed by the same investment advisers. Although the objectives and policies may be similar, the investment results of the Investment Portfolios may be higher or lower than the results of such other mutual

--------------------------------------------------------------------------------

funds. The investment advisors cannot guarantee, and make no representation that, the investment results of similar funds will be comparable even though the Investment Portfolios have the same investment advisers.

   A significant portion of the assets of certain of the Investment Portfolios come from investors who take part in certain strategic and tactical asset allocation programs. These Investment Portfolios anticipate that investors who take part in these programs may frequently redeem or exchange shares of these Investment Portfolios, which may cause the Investment Portfolios to experience high portfolio turnover. Higher portfolio turnover may result in the Investment Portfolios paying higher levels of transaction costs. Large movements of assets into and out of the Investment Portfolios may also negatively impact an Investment Portfolio's ability to achieve its investment objective. In addition, the extent to which Contracts are owned by investors who engage in frequent redemptions or exchanges involving Investment Portfolios which do not limit such activity may result in more redemption and exchange activity in other Investment Portfolios which impose limits on such activity. The adverse impact, if any, of such activity will be constrained by the limits those other Investment Portfolios impose on frequent redemption or exchange activity. Refer to the Investment Portfolios' prospectuses for more details on the risks associated with any specific Investment Portfolio.

   Shares of the Investment Portfolios are offered in connection with certain variable annuity Contracts and variable life insurance policies of various life insurance companies, which may or may not be affiliated with Us. Certain Investment Portfolios are also sold directly to qualified plans. The funds do not believe that offering their shares in this manner will be disadvantageous to you.

ADMINISTRATIVE, MARKETING AND SUPPORT SERVICES FEES

    The Company and the principal underwriter for the contracts have arrangements with the investment advisor, subadvisor, distributor, and/or affiliated companies of most of the Investment Portfolios under which the Company and the principal underwriter for the contracts receive payments in connection with the provision of administrative, marketing or other support services to the Investment Portfolios. Proceeds of these payments may be used for any corporate purpose, including payment of expenses that the Company and the principal underwriter for the contracts incur in promoting, issuing, distributing and administering the contracts. The Company and its affiliates may profit from these fees.

    The payments are generally based on a percentage of the average assets of each Investment Portfolio allocated to the investment options under the Contract or other contracts offered by the Company. The amount of the fee that an Investment Portfolio and its affiliates pay the Company and/or the Company's affiliates is negotiated and varies with each Investment Portfolio. Aggregate fees relating to the different Investment Portfolio may be as much as ________% of the average net assets of an Investment Portfolio attributable to the relevant contracts. A portion of these payments may come from revenue derived from the distribution and/or service fees (12b-1 fees) that are paid by an Investment Portfolio out of its assets as part of its total annual operating expenses.

    Where the Company does not have an arrangement with an Investment Portfolio to receive payments for the provision of services, Transaction Fee proceeds may be used to pay expenses that the Company and the principal underwriter for the contracts incur in promoting, issuing, distributing and administering the contracts. The Company and its affiliates may profit from these fees.

VOTING RIGHTS

   PHL Variable is the legal owner of the Investment Portfolio shares. However, when an Investment Portfolio solicits proxies in conjunction with a vote of its shareholders, We will send you and other owners materials describing the matters to be voted on. You instruct Us how you want Us to vote your shares. When We receive those instructions, We will vote all of the shares We own and those for which no timely instructions are received in proportion to those instructions timely received. Should We determine that We are no longer required to follow this voting procedure, We will vote the shares ourselves.

SUBSTITUTION

   It may be necessary to discontinue one or more of the Investment Portfolios or substitute a new Investment Portfolio for one of the Investment Portfolios you have selected. New or substitute Investment Portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will notify you of Our intent to do this. We will obtain any required prior approval from the Securities and Exchange Commission before any such change is made.

TRANSFERS

   You can transfer money among the Investment Portfolios. The Company imposes a Transaction Fee for contributions and transfers into and withdrawals and transfers out of certain Investment Portfolios in the accumulation period and during the annuity period. See "Expenses - Transaction Fee" for further details. Transfers may be deferred as permitted or required by law. See "Suspension of Payments or Transfers" section below.

   TRANSFERS DURING THE ACCUMULATION PERIOD. You can make a transfer to or from any Investment Portfolio. Transfers may be made by contacting Our administrative offices or through the Website. Subject to Our administrative rules, including our Excessive Trading Limits and Short Term Trading Risk described below, you can make an unlimited number of transfers between the Investment Portfolios during the Accumulation Period. We reserve the right to impose a fee for excessive transfers after notifying you. We reserve the right to impose any fees charged by the Investment Portfolios for excessive transfers. The following apply to any transfer during the Accumulation Period:

   1. Your request for a transfer must clearly state which

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      Investment Portfolio(s) are involved in the transfer.

   2. Your request for transfer
      must clearly state how much the transfer is for.

   3. Your right to make transfers is subject to modification if We determine, in Our sole opinion, that the exercise of the right by one or more owners is, or would be, to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right, which is considered by Us to be to the disadvantage of other Owners. A modification could be applied to transfers to, or from, one or more of the Investment Portfolios and could include, but is not limited to:

     a. the requirement of a minimum time period between each transfer;

     b. not accepting a transfer request from an agent acting under a power of attorney on behalf of more than one owner; or

     c. limiting the dollar amount that may be transferred between Investment Portfolios by an Owner at any one time.

   4. We reserve the right, at any time, and without prior notice to any party, to terminate, suspend or modify the transfer privilege during the Accumulation Period.

   TRANSFERS DURING THE ANNUITY PERIOD. Subject to our administrative rules, you can make an unlimited number of transfers between the Investment Portfolios during the Annuity Period. We reserve the right to impose a fee for excessive transfers after notifying you. We reserve the right to impose any fees charged by the Investment Portfolios for excessive transfers. We reserve the right, at any time, and without prior to notice to any party, to terminate, suspend or modify the transfer privilege during the Annuity Period.

   This product is not designed for professional market timing organizations. PHL Variable reserves the right to modify (including terminating) the transfer privileges described above.

EXCESSIVE TRADING LIMITS

   The Contracts are first and foremost annuity contracts, designed for retirement or other long-term financial planning purposes, and are not designed for market timers or persons that make frequent transfers. The use of such transfers can be disruptive to any underlying Investment Portfolio and harmful to other contract owners invested in the Investment Portfolio.

   We reserve the right to limit transfers in any Contract year, or to refuse any transfer request for an Owner, Registered Representative, Investment Advisor or other third party acting under a Limited Power of Attorney, for any reason, including without limitation, if:

   o We believe, in Our sole discretion, that excessive trading by the Owner, or a specific transfer request, submitted by a third party advisor, or a group of transfer requests, may have a detrimental effect on the Accumulation Unit values of any Sub-account or the share prices of any Investment Portfolio or would be detrimental to other Owners; or

   o We are informed by one or more Investment Portfolios that they intend to restrict the purchase of Investment Portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the price of Investment Portfolio shares; or

   o the requested transaction violates Our administrative rules designed to detect and prevent market timing.

   The restrictions imposed may include, but are not limited to, restrictions on transfers (e.g., by not processing requested transfers, limiting the number of transfers allowed, and/or the dollar amount, requiring holding periods, allowing transfer requests by U.S. Mail only, etc.) or even prohibitions on them for particular owners who, in Our view, have abused or appear likely to abuse the transfer privilege.

   We may apply restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Owners. These excessive trading limits apply to all owners. However, using our processes and procedures, we may not detect all market timers, prevent frequent transfers, or prevent harm caused by excessive transfers.

     SHORT-TERM TRADING RISK. Frequent exchanges among Investment Portfolios by Owners can reduce the long-term returns of the underlying mutual funds. The reduced returns could adversely affect the owners, annuitants, insureds or beneficiaries of any variable annuity or variable life insurance contract issued by any insurance company with respect to values allocated to the underlying fund. Frequent exchanges may reduce the mutual fund's performance by increasing costs paid by the fund (such as brokerage commissions); they can disrupt portfolio management strategies; and they can have the effect of diluting the value of the shares of long term shareholders in cases in which fluctuations in markets are not fully priced into the fund's net asset value.

    The insurance-dedicated mutual funds available through the Investment Portfolios are also available in products issued by other insurance companies. These funds carry a significant risk that short-term trading may go undetected. The funds themselves generally cannot detect individual contract owner exchange activity, because they are owned primarily by insurance company separate accounts that aggregate exchange orders from owners of individual contracts. Accordingly, the funds are dependent in large part on the rights, ability and willingness of all participating insurance companies to detect and deter short-term trading by contract owners.

    As outlined below, we have adopted policies regarding frequent trading, but can provide no assurance that other insurance companies using the same mutual funds have adopted comparable procedures. There is also the risk that these policies and procedures concerning short-term trading will prove ineffective in whole or in part to detect or prevent frequent trading. Please review the underlying funds'

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prospectuses for specific information about the funds' short-term trading policies and risks.

      We have adopted policies and procedures with respect to frequent transfers. These policies apply to all Investment Portfolios except for Investment Portfolios that contain disclosure permitting active trading. As of the date of this prospectus, the only Investment Portfolios which permit active trading are listed in the following table:

---------------------------------------------------------------

---------------------------------------------------------------

--------------------- -------------------- --------------------

--------------------- -------------------- --------------------

     This list may change any time without notice. Pursuant to this policy, we block trades that are the second transaction in a purchase and sale or sale and purchase involving the same Investment Portfolio in less than seven (7) days (or whatever greater time period is required by the Investment Portfolio). As of the date of this prospectus, We impose longer hold periods for the funds set forth in the following table:

---------------------------------------------------------------
                         30 DAY HOLD
--------------------- -------------------- --------------------

--------------------- -------------------- --------------------

--------------------- -------------------- --------------------

---------------------------------------------------------------
                         60 DAY HOLD
---------------------------------------------------------------

--------------------- -------------------- --------------------

--------------------- -------------------- --------------------

---------------------------------------------------------------
                         90 DAY HOLD
---------------------------------------------------------------

--------------------- -------------------- --------------------

--------------------- -------------------- --------------------

---------------------------------------------------------------

This list may change at any time without notice. If only one portion of a transfer request involving multiple Investment Portfolios violates our policy, the entire transfer request is blocked.

   We monitor transfers and impose these rules across multiple Contracts owned by the same owner. Thus, if you own two Contracts and make a purchase in an Investment Portfolio in Contract 1, you will have to wait at least seven (7) days (or such greater time period as set forth in the table above) to make a sale in the same Investment Portfolio in Contract 2. With the exception of contributions to, and withdrawals from, the Contract, all transfers are monitored, including without limitation, systematic transfers such as dollar cost averaging, rebalancing, systematic contributions and systematic withdrawals. Transactions are not monitored if they are scheduled at least 7 days in advance. If you (or your agent's) Website transfer request is restricted or denied, we will send notice via U.S. Mail.

ASSET ALLOCATION AND OTHER STRATEGIC PROGRAMS

   Several Asset Allocation and other strategic programs are available for use with the Contract. Except for custom asset allocation programs, there is currently no separate fee to participate in these programs. If you elect the GMWB rider for your contract, you must participate in an Approved Asset Allocation program as described below. Details about when programs can be elected, how they are terminated, and whether multiple programs can be used concurrently are provided below.

DOLLAR COST AVERAGING PROGRAM

   The Dollar Cost Averaging Program (DCA Program) allows you to systematically transfer a set amount either monthly, quarterly, semi-annually or annually. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. However, this is not guaranteed.

   Subject to Our administrative procedures, you may select the Business Day when dollar cost averaging transfers will occur. You can sign up for the DCA Program for a specified time period. The DCA Program will end when the value in the Investment Portfolio(s) from which you are transferring is zero. A transfer request will not automatically terminate the DCA Program.

   There is no additional charge for the DCA Program. However, we reserve the right to charge for the DCA Program in the future. We reserve the right, at any time and without prior notice, to terminate, suspend or modify the DCA Program. The DCA Program may vary by state. The Company imposes a Transaction Fee for contributions and transfers into and withdrawals and transfers out of certain Investment Portfolios. For further information, see "Expenses - Transaction Fee".

    Dollar cost averaging does not assure a profit and does not protect against loss in declining markets. Dollar cost averaging involves continuous investment in the selected Investment Portfolio(s) regardless of fluctuating price levels of the Investment Portfolio(s). You should consider your financial ability to continue the dollar cost averaging program through periods of fluctuating price levels.

REBALANCING PROGRAM

   Once your money has been allocated among the Investment Portfolios, the performance of each Investment Portfolio may cause your allocation to shift. You can direct Us to automatically rebalance your Contract to return to your Investment Allocations of Record or some other allocation of your choosing by selecting Our Rebalancing Program. When you elect the Rebalancing Program, you must specify the date on which you would like the initial rebalancing to occur and the frequency of the rebalancing (i.e. quarterly, semi-annually or annually). We will measure the rebalancing periods from the initial rebalancing date selected. You must use whole percentages in 1% increments for rebalancing. You can discontinue the Rebalancing Program at any time. You can modify rebalancing percentages for future rebalancing by

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submitting your request prior to the next rebalancing date. Currently, there is no charge for participating in the Rebalancing Program. We reserve the right, at any time and without prior notice to impose a fee, or to terminate, suspend or modify this program. The Company imposes a Transaction Fee for contributions and transfers into and withdrawals and transfers out of certain Investment Portfolios. For further information, see "Expenses - Transaction Fee".

    EXAMPLE: Assume that you want your initial Purchase Payment split between 2 Investment Portfolios. You want 40% to be in the Fixed Income Investment Portfolio and 60% to be in the Growth Investment Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Fixed Income Investment Portfolio now represents 50% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, PHL Variable would sell some of your units in the Fixed Income Investment Portfolio to bring its value back to 40% and use the money to buy more units in the Growth Investment Portfolio to increase those holdings to 60%.

ASSET ALLOCATION PROGRAMS

   Asset allocation programs are intended to optimize the selection of investment options for a given level of risk tolerance, in order to attempt to maximize returns and limit the effects of market volatility. The programs reflect the philosophy that diversification among asset classes may help reduce volatility and boost returns over the long term. An asset class is a category of investments that have similar characteristics, such as stocks, or bonds. Within asset classes there are often further divisions. For example, there may be divisions according to the size of the issuer (large cap, mid cap, small cap) or type of issuer (government, corporate, municipal). You should note that you must participate in the Approved Asset Allocation Program if you have purchased the GMWB for your contract.

   PHL Variable understands the importance to you of having advice from a financial advisor regarding your investments in the Contract. Certain investment advisors have made arrangements with us to make their services available to you. PHL Variable has not made any independent investigation of these investment advisors and is not endorsing asset allocation programs offered by various advisors. We reserve the right, at any time and without prior notice to discontinue or suspend these programs.

   If you elect to participate in the Approved Asset Allocation Program, you may be required to enter into an advisory agreement with your Investment Advisor to have investment advisory fees paid out of your Contract during the Accumulation Period. PHL Variable will, pursuant to an agreement with you, make a partial withdrawal from the value of your Contract to pay for the services of your Investment Advisor. If the Contract is Non-Qualified, the withdrawal will be treated like any other distribution and may be included in gross income for federal tax purposes. Further, if you are under age 59 1/2 it may be subject to a tax penalty. If the Contract is qualified, the withdrawal for the payment of fees may not be treated as a taxable distribution if certain conditions are met. You should consult a tax advisor regarding the tax treatment of the payment of investment advisor fees from your Contract.

     APPROVED ASSET ALLOCATION PROGRAM

    If you purchase a contract with GMWB, you must also elect the Approved Asset Allocation program described below on the Contract Date. Otherwise, you may elect the program at any time. We may discontinue, modify or amend this program as well as offer new programs in the future.

    [diamond] IBBOTSON ETF ALLOCATION SERIES

              The Ibbotson ETF Asset Allocation Series are "funds of funds" that invest in securities of exchange-traded funds ("ETF"s) based on certain target percentages. The series were designed based on asset allocation models developed by Ibbotson Associates and are intended to provide various levels of potential return. Periodically, Ibbotson Associates may recommend the rebalancing of a Portfolio's assets among underlying ETFs to meet the target allocations. The options approved for use are:

              o   Conservative ETF Asset Allocation Portfolio

              o   Income and Growth ETF Asset Allocation Portfolio

              o   Balanced ETF Asset Allocation Portfolio

              o   Growth ETF Asset Allocation Portfolio

              o   Aggressive Growth ETF Asset Allocation Portfolio

EXPENSES

   There are charges and other expenses associated with the Contract that reduce the return on your investment in the Contract. These charges and expenses are:

SUBSCRIPTION FEE

   We charge the Subscription Fee regardless of the amount of your Contract Value. This fee is deducted from the money market Investment Portfolios you are invested in, pro rata. If you have less than $20 invested in the money market Investment Portfolios, then the remaining amount will be deducted from your non-money market Investment Portfolios, pro rata. We will deduct the Subscription Fee each month during the Accumulation Period and the Annuity Period. We also impose the fee at death and upon full surrender of the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT FEE

     If the Guaranteed Minimum Withdrawal Benefit is part of your contract, we will deduct a fee. The fee is deducted on each Contract Anniversary that this benefit is in effect. If this benefit

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terminates on a date other than the Contract Anniversary for any reason other than death or commencement of Annuity Payments, a pro rated portion of the fee will be deducted. The fee will be deducted from the total Contract Value with each Sub-account bearing a pro rata share of such fee based on the proportionate Contract Value of each Sub-account. We will waive the fee if the benefit terminates due to death or commencement of Annuity Payments. Should any of the Sub-accounts be depleted, we will proportionally increase the deduction from the remaining investment options unless we agree otherwise.

     The fee is equal to a stated percentage multiplied by the greater of the Benefit Base and the Contract Value. The fee percentage for your Contract will be shown on the rider specifications pages. We may increase the fee percentage; however, it will never exceed a maximum of 3.00%.

TRANSACTION FEE

   The Company imposes a Transaction Fee, in the amounts shown in the table below, for contributions, including initial purchase payments, and transfers into and withdrawals and transfers out of certain Investment Portfolios, including partial or complete withdrawals. The Transaction Fee will also apply to transactions in certain Investment Portfolios in connection with asset allocation, dollar cost averaging and systematic withdrawal programs. A listing of the Investment Portfolios for which the Company imposes a Transaction Fee is provided below, and is also available at the Company's Website or upon request. The Transaction Fee is waived for redemptions required for payment of the Subscription Fee or fees charged by any Investment Advisor you hire. Transaction Fees are charged twice - once for the transfer out, and once for the transfer in
- when transferring between two Investment Portfolios that impose Transaction Fees. The Transaction Fee will be deducted first from the Investment Portfolios affected, then pro-rata first from the balance of any money market portfolio(s), and then pro-rata from the balance of any other portfolio(s). If approved by us, you may elect to have these fees charged to your Investment Advisor, rather than deducted from your Contract. In the event we agree to this, but the applicable Transaction Fees are not paid within thirty (30) days by your Investment Advisor, we reserve the right to deduct the applicable Transaction Fees from your Contract. All applicable Transaction Fees are deducted from your Contract upon a request for full surrender.

---------------------------------------- ----------------------------
Transactions 1-10 per Contract year      $49.99\transfer
---------------------------------------- ----------------------------
Transactions 11-20 per Contract year     $39.99\transfer
---------------------------------------- ----------------------------
Transactions 21-30 per Contract year     $29.99\transfer
---------------------------------------- ----------------------------
Transactions 31+ per Contract year       $19.99\transfer
---------------------------------------- ----------------------------

The Company may increase the Transaction Fee, or modify the table above. However, the Transaction Fee will never be greater than $74.99 for a single transfer.

The Company charges the Transaction Fee for transfers into and transfers out of the following Investment Portfolios:

----------------------------------------------------------------------
                     Transaction Fee Portfolios
----------------------------------------------------------------------

------------------------- ---------------------- ---------------------

------------------------- ---------------------- ---------------------

This list may change at any time without notice. The Investment Portfolios for which the Company charges a Transaction Fee may not be available in all states. Certain Transaction Fee Investment Portfolios may only be available if you have hired an Investment Advisor that is approved by such Investment Portfolio. We will provide a list of these Investment Portfolios upon request.

INVESTMENT PORTFOLIO EXPENSES

   There are deductions from and expenses paid out of the assets of the various Investment Portfolios, which are described in the Investment Portfolio prospectuses. The Investment Portfolio Expenses are included as part of Our calculation of the value of the Accumulation Units and the Annuity Units. We reserve the right to charge transfer fees imposed by the Investment Portfolios for excessive transfers.

TRANSFER FEE

   Other than any applicable Transaction Fees described above, We impose no transfer fee for transfers made during the Accumulation Period or Annuity Period. We reserve the right to impose a fee, not to exceed $25, for excessive transfers after notifying You in advance.

PREMIUM TAXES

   Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for the payment of these taxes and will make a deduction from the Contract Value for them. These taxes are due either when the Contract is issued or when Annuity Payments begin. It is Our current practice to deduct these taxes when either Annuity Payments begin, a death benefit is paid or upon partial or full surrender of the Contract. PHL Variable may in the future discontinue this practice and assess the charge when the tax is due. Premium taxes currently range from 0% to 3.5%, depending on the jurisdiction. For a list of states and taxes, see "Appendix B."

INCOME TAXES

   PHL Variable may deduct from the Contract for any income taxes which we incur because of the Contract. At the present time, we are not making any such deductions.

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CONTRACT VALUE

   Your Contract Value is the sum of your assets in the Sub-accounts of the Separate Account. The value of any assets in the Sub-accounts(s) will vary depending upon the investment performance of the Investment Portfolio(s) you choose. In order to keep track of your Contract Value in a Sub-account, we use a unit of measure called an Accumulation Unit. During the Annuity Period of your Contract we call the unit an Annuity Unit. Your Contract Value is affected by the investment performance of the Investment Portfolios, the expenses of the Investment Portfolios and the deduction of fees and charges under the Contract.

ACCUMULATION UNITS

   Every Business Day, we determine the value of an Accumulation Unit for each of the Investment Portfolios by multiplying the Accumulation Unit value for the previous Business Day by a factor for the current Business Day. The factor is determined by dividing the value of a Sub-account share at the end of the current Business Day (and any charges for taxes) by the value of a Sub-account share for the previous Business Day.

   The value of an Accumulation Unit may go up or down from Business Day to Business Day.

   When you make a Purchase Payment, we credit your Contract with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of the Purchase Payment allocated to a Sub-account, less any applicable Transaction Fees described above, by the value of the Accumulation Unit for that Sub-account on that Business Day. When you make a withdrawal, we deduct Accumulation Units from your Contract representing the withdrawal. We also deduct Accumulation Units when we deduct certain charges under the Contract. Whenever we use an Accumulation Unit value, it will be based on the value next determined after receipt of the request or the Purchase Payment.

   We calculate the value of an Accumulation Unit for each Sub-account after the New York Stock Exchange closes each Business Day and then credit your Contract.

   EXAMPLE: On Wednesday we receive an additional Purchase Payment of $10,000 from you. You have told Us you want this to go to the Balanced Portfolio Investment Portfolio, which is not a Transaction Fee Investment Portfolio. When the New York Stock Exchange closes on that Wednesday, we determine that the value of an Accumulation Unit for the Balanced Portfolio Sub-account is $12.50. We then divide $10,000 by $12.50 and credit your Contract on Wednesday night with 800 Accumulation Units for the Balanced Portfolio Sub-account.

ACCESS TO YOUR MONEY

   You can have access to the money in your Contract:
   1. by making a withdrawal (either a partial or a complete withdrawal);
   2. by electing to receive Annuity Payments; or
   3. when a death benefit is paid to your Beneficiary.

   Withdrawals can only be made during the Accumulation Period.

   When you make a complete withdrawal, you will receive the Contract Value on the Business Day you made the withdrawal, less any premium tax, less any pro rata Subscription fees and less any applicable Transaction Fees.

   You must tell Us which Investment Portfolios you want a partial withdrawal to come from. Under most circumstances, the amount of any partial withdrawal from any Investment Portfolio must be for at least $500. There is no minimum required if the partial withdrawal is pursuant to our Systematic Withdrawal Program (see below). The Company imposes a Transaction Fee for contributions and transfers into and withdrawals and transfers out of certain Investment Portfolios. For further information, see "Expenses - Transaction Fee".

   PHL Variable will pay the amount of any withdrawal from the Investment Portfolios within 7 days of your request in good order unless the Suspension of Payments or Transfers provision (see below) is in effect.

   A withdrawal may result in tax consequences (including an additional 10% tax penalty under certain circumstances).

SYSTEMATIC WITHDRAWAL PROGRAM

   The Systematic Withdrawal Program allows you to receive automatic payments either monthly, quarterly, semi-annually or annually. Subject to Our administrative procedures, you can instruct Us to withdraw a specific amount, which can be a percentage of the Contract Value, or a dollar amount. All systematic withdrawals will be withdrawn from the Investment Portfolios on a pro-rata basis, unless you instruct Us otherwise. You may elect to end the Systematic Withdrawal Program by notifying Us prior to the next systematic withdrawal. The Systematic Withdrawal Program will terminate automatically when the Contract Value is exhausted. We do not currently charge for the Systematic Withdrawal Program. The Company imposes a Transaction Fee for contributions and transfers into and withdrawals and transfers out of certain Investment Portfolios. For further information, see "Expenses - Transaction Fee". The Systematic Withdrawal Program is not available if the GMWB is in effect for your Contract.

   Income taxes, tax penalties and certain restrictions may apply to systematic withdrawals.

SUSPENSION OF PAYMENTS OR TRANSFERS

   We may be required to suspend or postpone withdrawals or transfers for any period when:

   1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);
   2. trading on the New York Stock Exchange is restricted;
   3. an emergency exists as a result of which disposal of shares of the Investment Portfolios is not reasonably practicable or we cannot reasonably value the shares of the Investment Portfolios;
   4. during any other period when the SEC, by order, so permits for the protection of owners.

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   If mandated under applicable law, we may be required to reject a Purchase
Payment and/or otherwise block access to an owner's Contract and thereby refuse to pay any request for transfers, partial withdrawals, surrenders, or death benefits. Once blocked, monies would be held in that Contract until instructions are received from the appropriate regulator.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT (GMWB)

    Subject to state approval, we offer a Guaranteed Minimum Withdrawal Benefit by rider attached to the Contract at issue. The rider can be issued to cover a single life, the "Single Life Option", or to cover the lives of two spouses, the "Spousal Life Option". The GMWB has a separate charge, is subject to restrictions and limitations described below, and may not provide any benefit to you under certain market conditions. You should review the rider carefully to be sure the benefit is something you want and should review the rider with your financial advisor.

   The GMWB guarantees a minimum amount that you will be able to withdraw from your contract, regardless of investment performance. The GMWB is intended to help protect you against poor market performance if you make withdrawals within the limits described below. GMWB does not establish or guarantee a Contract Value or in any way guarantee the investment performance of any investment option available under the contract. You may begin taking withdrawals immediately or at a later time. However, withdrawals prior to the Benefit Eligibility Date (the date your lifetime Annual Benefit Amount is available to you) will reduce your Benefit Base. You will not lose the guarantee if you don't make withdrawals or if you withdraw less than the limit allowed as specified below. If you do make withdrawals, income taxes, tax penalties and surrender charges may apply. A fee for this benefit is deducted on each Contract Anniversary. See the "Guaranteed Minimum Withdrawal Benefit Fee" in the Fee Tables section and refer to "Deductions and Charges" above.

    Currently we allow you to elect GMWB only on the Contract Date. We may remove this restriction in the future.

ASSET ALLOCATION PROGRAM REQUIREMENT

    If you purchase GMWB, you must select one of the Approved Asset Allocation programs through which to allocate your premium payments and Contract Values. You should consult with your registered representative when you initially select a program and periodically review your program with your registered representative to determine if you need to change programs. You may switch your current program or option to another approved Asset Allocation program, as well as to any modified or new programs or options the Company may make available. We reserve the right to restrict availability of investment options.

    Although you may cancel your participation in a program, you should consult your registered representative before doing so, as canceling the program will cause GMWB to terminate without value. You may later re-enroll in a program but re-enrollment will not reinstate GMWB if it has terminated. If a program is eliminated while GMWB is in effect, you will receive notice and you must choose, in consultation with your registered representative, among the other programs and options available.

    Descriptions of the programs are found in "Asset Allocation," above.

    HOW THE BENEFIT WORKS

    GMWB guarantees that each contract year after the Benefit Eligibility Date, you may take withdrawals up to the Annual Benefit Amount, until the first death of any Covered Person if the Single Life Option is in effect, or until the last death of any Covered Person if the Spousal Life Option is in effect, even if your Contract Value reduces to zero.

    IMPORTANT TERMS AND CONDITIONS

    [diamond] BENEFIT ELIGIBILITY DATE

    The Benefit Eligibility Date is the date your lifetime Annual Benefit Amount is available to you.

    The Benefit Eligibility Date when the Single Life Option is in effect is the later of the date that this rider is added to the contract (the "Rider Date") and the Contract Anniversary on or following the date the youngest Covered Person attains age 60.

    The Benefit Eligibility Date when the Spousal Life Option is in effect is the later of the Rider Date or the Contract Anniversary on or following the date the youngest Covered Person attains age 65. If either spouse dies prior to the Benefit Eligibility Date, the Benefit Eligibility Date will be reset to the later of (a) the Contract Anniversary following the spouse's date of death, and
(b) the Contract Anniversary on or following the date the surviving spouse attains age 65.

    [diamond] COVERED PERSON

    The Covered Person is the person whose life is used to determine the duration of lifetime Annual Benefit Amount payments. The Covered Person must be a natural person; the owner, however, can be a non-natural person, e.g., a trust or corporation can be designated.

    [diamond] SINGLE LIFE OPTION

    Covered Person(s) can be one or more lives. If there is only one designated owner, that owner is the Covered Person. If there are multiple owners, all owners are Covered Persons. If none of the owners are a natural person, all Annuitants become the Covered Persons. The rider terminates upon the first death of the Covered Person(s).

    [diamond] SPOUSAL LIFE OPTION

    Covered Persons must be two legal spouses under Federal law. If there is only one designated owner, the Covered Persons must be the owner and the owner's spouse, and the spouse must be the sole beneficiary. If there are spousal owners, the Covered Persons must be the spousal owners, and they must

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both be the beneficiaries. You cannot elect the Spousal Life Option if you wish to designate multiple non-spousal owners, or ownership by a non-natural person. The rider terminates upon the last death of the Covered Persons.

    [diamond] BENEFIT BASE

    We determine the Benefit Base. The Benefit Base is used in calculating the Annual Benefit Amount. On the Rider Date, the Benefit Base equals the Contract Value. We will then recalculate the Benefit Base whenever any event described below occurs. The Maximum Benefit Base is shown on the Rider Specifications page of your Contract. The Benefit Base will never exceed the Maximum Benefit Base.

    ADDITIONAL PURCHASE PAYMENTS

    Purchase Payments made to the Contract during the 90-day period following the Rider Date (the "Inception Period"), increase the Benefit Base by the amount of the Purchase Payment on the Business Day We apply the payment, Additional Purchase Payments made after the Inception Period do not affect the Benefit Base.

    CONTRACT ANNIVERSARY (AUTOMATIC STEP-UP DATE)

    The Automatic Step-Up Date is every Contract Anniversary following the Rider Date. On each Automatic Step-Up Date, if applicable, we will compare the Contract Value to the Benefit Base. If the Contract Value is greater than the Benefit Base, we will automatically step-up the Benefit Base to equal the Contract Value, subject to the Maximum Benefit Base. If, however, the Automatic Step-Up has been suspended, as described below, no Automatic Step-Up will occur.

    We may prospectively increase the fee percentage on the effective date of any Automatic Step-Up, subject to the maximum fee percentage of 3.00%. If there is an increase in the fee percentage, we will notify you at least 30 days prior to the Contract Anniversary. You can decline the increase by contacting us no later than seven days prior to the Contract Anniversary. If you decline the fee increase, the Automatic Step-up feature will be suspended immediately and your fee percentage will remain unchanged. Once your Automatic Step-up is suspended, you will no longer be eligible for any future Automatic Step-up unless you later request in writing to reactivate it. After we receive your request for reactivation, the Automatic Step-up will resume on the following Contract Anniversary and the fee percentage effective at that time will apply.

    WITHDRAWALS* PRIOR TO BENEFIT ELIGIBILITY DATE

    Prior to the Benefit Eligibility Date, any withdrawal, including withdrawals taken to meet Required Minimum Distributions, will reduce the Benefit Base in the same proportion as the Contract Value is reduced.

    WITHDRAWALS* ON OR AFTER BENEFIT ELIGIBILITY DATE

    If withdrawals are made from the Contract Value on or after the Benefit Eligibility Date, the Benefit Base may be reduced, depending on the amount of the withdrawal.

         o If cumulative withdrawals in any Contract Year are less than or equal to the Annual Benefit Amount then in effect, the Benefit Base will not be reduced.

         o If a withdrawal causes the cumulative withdrawals during a Contract Year to exceed the Annual Benefit Amount, the amount withdrawn in excess of the Annual Benefit Amount and any subsequent withdrawals in that Contract Year are all considered excess withdrawals. Each excess withdrawal will reduce the Benefit Base in the same proportion as the Contract Value is reduced by the excess withdrawal.

         o Withdrawals taken to meet Required Minimum Distributions with respect to this specific contract will be deemed to be within the Annual Benefit Amount and will not cause the Benefit Base to be reduced.

   Required Minimum Distribution means the amount defined by the Internal Revenue Code as the minimum distribution requirement that applies to this Contract only.

    *WITHDRAWALS

    The Subscription Fee, Transaction Fees, Transfer Fees, the GMWB fee, and any fees up to 1.50% of the Contract Value charged by any Financial Advisor you hire will not be considered withdrawals for the purposes of calculating the values under the GMWB and will not reduce the Benefit Base. However, any Advisor Fees in excess of 1.50% of the Contract Value and any other fees or charges will be considered withdrawals and may reduce the Benefit Base.

    [diamond] ANNUAL BENEFIT AMOUNT

     If your Contract Value is greater than zero, the Annual Benefit Amount represents the maximum amount you can withdraw each Contract Year after the Benefit Eligibility Date without reducing the Benefit Base. If your Contract Value decreases to zero, the Annual Benefit Amount represents the annual lifetime amount we will pay you under a GMWB Option.

Prior to the Benefit Eligibility Date, the Annual Benefit Amount is equal to zero. On the Benefit Eligibility Date, the Annual Benefit Amount is equal to 5% multiplied by the Benefit Base. The Annual Benefit Amount is recalculated on the date of each Purchase Payment during the Inception Period, on each Rider Anniversary following the Benefit Eligibility Date and on the date the Contract Value decreases to zero. On the date of any


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recalculation, the Annual Benefit amount is equal to 5% multiplied by the
Benefit Base. The Annual Benefit Amount may never be less than zero.

CONTRACT VALUE DECREASES TO ZERO

On the date the Contract Value decreases to zero, the Contract terminates and all rights under the Contract and the rider terminate other than as described below. We will pay you an amount each year equal to the Annual Benefit Amount, until the first death of the Covered Person(s) for Single Life Option, or until the last death of the Covered Persons for the Spousal Life Option. We will automatically make monthly payments equal to one-twelfth of the Annual Benefit Amount. We may change the payment frequency to annual if the monthly payment would otherwise be less than our minimum payment requirement.

If the Contract Value decreases to zero before the Benefit Eligibility Date, we will calculate the Annual Benefit Amount. The new Annual Benefit Amount is equal to the Annual Benefit Percentage multiplied by the Benefit Base at the time the Contract Value decreases to zero. Monthly payments, however, will not commence until one month after the Benefit Eligibility Date.

If the Contract Value decreases to zero on or after the Benefit Eligibility Date, monthly payments will commence one month after the Contract Value decreases to zero.

CANCELLATION

You may cancel the rider at any time in writing in a form acceptable to us. Once cancelled, all rights and benefits under the rider terminate. We will assess the current year rider fee at time of cancellation prorated by the time elapsed since the last Contract Anniversary. Past rider fees will not be refunded.

TERMINATION OF BENEFIT

This benefit will terminate without value on the occurrence of any of the following dates:

    [diamond] the date of first death of the Covered Person(s) for the Single
              Life Option, or the date of last death of the Covered Persons for the Spousal Life Option;

    [diamond] the date there is a change of contract Owner or Joint Owner (or
              Covered Person if any Owner is a non-natural person);

    [diamond] the Annuity Date;

    [diamond] the date the Contract to which this benefit is attached terminates;

    [diamond] the date any investment restriction is violated;

    [diamond] the date both the Contract Value and Benefit Base have been reduced to zero; or

    [diamond] the date the Contract Owner(s) elect in writing to terminate the benefit.


DEATH BENEFIT

UPON YOUR DEATH DURING THE ACCUMULATION PERIOD

   If you, or your Joint Owner, die before Annuity Payments begin, we will pay a death benefit to your Beneficiary. If you have a Joint Owner, the surviving Joint Owner will be treated as the primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary.

   The Contract Value for purposes of calculating any Death Benefit Amount will be determined as of the Business Day we receive due proof of death and an election for the payment method (see below). After the Death Benefit Amount is calculated, it will remain in the Investment Portfolios until distribution begins. Until we distribute the Death Benefit Amount, the Death Benefit Amount in the Investment Portfolios will be subject to investment risk, which is borne by the Beneficiary. If you designate multiple beneficiaries, upon payment of the Death Benefit Amount to the first beneficiary, the remaining Death Benefit Amount will be placed in a money market account until we receive an election for the payment of the remaining Death Benefit Amount.

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD

   The Death Benefit Amount will be the Contract Value, less the applicable portion of the Subscription Fee and any applicable Transaction Fees, at the time we receive due proof of death and a payment election.

PAYMENT OF THE DEATH BENEFIT DURING THE ACCUMULATION PERIOD

   For contracts issued not in connection with qualified plans or IRAs, all death benefits will be paid so as to comply with section 72(s) of the Internal Revenue Code. Unless already selected by you, a Beneficiary must elect to have the Death Benefit Amount paid under one of the options described below in the event of the death of the Owner or Joint Owner during the Accumulation Period.

   OPTION 1 --lump sum payment of the Death Benefit Amount; or

   OPTION 2 --the payment of the entire Death Benefit Amount within 5 years of the date of death of the Owner or Joint Owner; or

   OPTION 3 --payment of the Death Benefit Amount under an Annuity Option over the lifetime of the Beneficiary, or over a period not extending beyond the life expectancy of the Beneficiary, with distribution beginning within 1 year of the date of the death of the Owner or any Joint Owner.

   Unless you have previously designated one of the payment options above, a Beneficiary who is a spouse of the deceased Owner may elect to:

   o continue the Contract in his or her own name at the then current Death Benefit Amount;

   o elect a lump sum payment of the Death Benefit Amount; or

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   o apply the Death Benefit Amount to an Annuity Option.

   If a lump sum payment is requested, the Death Benefit Amount will be paid within 7 days, unless the Suspension of Payments provision is in effect. Payment to the Beneficiary, in any other form than a lump sum, may only be elected during the 60 day period beginning with the date of receipt by Us of due proof of death. If the spouse elects to continue the Contract, the Death Benefit Amount otherwise payable will be the initial Purchase Payment for the purpose of determining benefits under the Contract for the continuing spouse.

DEATH OF CONTRACT OWNER DURING THE ANNUITY PERIOD

   If you or a Joint Owner, who is not the Annuitant, dies during the Annuity Period, any remaining Annuity Payments under the Annuity Option elected will continue at least as rapidly as under the method of distribution in effect at the time of the Owner's or Joint Owner's death. Upon the Owner's death during the Annuity Period, the Beneficiary becomes the Owner. Upon the death of any Joint Owner during the Annuity Period, the surviving Owner, if any, will be treated as the primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary.

DEATH OF ANNUITANT

   If the Annuitant, who is not an Owner or Joint Owner, dies during the Accumulation Period, you, the Owner, will automatically become the Annuitant. A change of Annuitant by the Owner may result in a taxable event. You may designate a new Annuitant subject to Our approval. If the Owner is a non-natural person (for example, a corporation), then the death of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.

   Upon the death of the Annuitant during the Annuity Period, the death benefit, if any, will be as provided for in the Annuity Option selected. The death benefit will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

ANNUITY PAYMENTS (THE ANNUITY PERIOD)

   Under the Contract you can receive regular income payments. We call these payments Annuity Payments. You can choose the date on which the Annuity Payments begin. We call that date the Annuity Date. The Annuitant is the person whose life we look to when we determine Annuity Payments.

   You can select any Annuity Date provided it is a date after the end of the Free Look Period. The Annuity Date must be at least two (2) years after the Contract Date, but may not be later than the maximum date permitted under applicable state law.

   For a Contract held as an IRA, the Annuity Date may not be later than April 1 of the year after the year in which the Annuitant attains age 70 1/2.

   You can also choose among income plans. We call those Annuity Options. You can select an Annuity Option. You can change it at any time prior to 30 days before the Annuity Date. If you do not choose an Annuity Option, we will assume that you selected Option 2 which provides a life annuity with 10 years of guaranteed payments.

   During the Annuity Period, you can choose to have fixed Annuity Payments (these payments will come from PHL Variable's general account), variable Annuity Payments (these payments will be based on the performance of the Investment Portfolios) or a combination of both. If you choose a fixed Annuity Option, your Account Value is placed in our general account. Our general account is not registered under the federal securities laws and it is generally not subject to its provisions. See your Contract for more information regarding the Fixed Account. If you do not tell Us otherwise, your Annuity Payments will be based on the investment allocations that were in place on the Annuity Date.

ANNUITY PAYMENT AMOUNT

   If you choose to have any portion of your Annuity Payments based on the performance of the Investment Portfolio(s), the dollar amount of your Annuity Payment will depend upon:

   1) the Contract Value or the Death Benefit Amount (if the Annuity Option is selected to pay the Death Benefit Amount) applied to an Annuity Option on the Annuity Date;

   2) the 3% or 5% (as you selected) assumed investment rate (AIR) performance used in the annuity table for the Contract;

   3) the performance of the Investment Portfolio(s) you selected, less any applicable Transaction Fees; and

   4) the Annuity Option you select.

   For contracts held in connection with an IRA or qualified plan, there are required minimum distribution requirements in Code section 401(a)(9).

   No Transaction Fees are imposed when we make withdrawals to fund an Annuity Payment. Transaction Fees are incurred if you instruct us to transfer money into or transfer money out of Investment Portfolio(s) upon which we impose Transaction Fees. For further information, see "Expenses - Transaction Fee".

   You can choose either a 3% or a 5% assumed investment rate (AIR). If the actual performance exceeds the 3% or 5% (as you selected) AIR, your Annuity Payments will increase. Similarly, if the actual performance is less than 3% or 5% (as you selected) AIR, your Annuity Payments will decrease. Using a higher AIR results in a higher initial Annuity Payment, but later Annuity Payments will increase more slowly when the investment performance rises and decrease more rapidly when investment performance decreases.

   On the Annuity Date, the Contract Value, less any premium tax, less the applicable Subscription Fee and less any applicable Transaction Fees will be applied under the Annuity Option you selected.

   Annuity Payments are made monthly unless you have less than $5,000 to apply toward purchasing an Annuity Option. In that case, we may make a single lump sum payment to you

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instead of Annuity Payments. Likewise, if your Annuity Payments would be less than $50 a month, we have the right to change the frequency of payments so that your Annuity Payments are at least $50.

   Unless you notify Us otherwise, we will pay the Annuity Payments to you. You can change the payee at any time prior to the Annuity Date. Income from any distribution will be reported to you for tax purposes.

ANNUITY OPTIONS

   You can choose one of the following Annuity Options or any other Annuity Option which is acceptable to Us. After Annuity Payments begin, you cannot change the Annuity Option.

   OPTION 1. INCOME FOR LIFE. We will pay monthly Annuity Payments during the lifetime of the Annuitant. We will stop making payments when the Annuitant dies.

   OPTION 2. INCOME FOR LIFE WITH PAYMENT GUARANTEED FOR A FIXED NUMBER OF YEARS. We will make monthly Annuity Payments so long as the Annuitant is alive. However, when the Annuitant dies, if we have made Annuity Payments for less than the guaranteed period you selected (5, 10 or 20 years), we will then continue to make Annuity Payments to the Beneficiary for the rest of the guaranteed period. Annuity Payments to the Beneficiary will be made at least as rapidly as under the method of payment being used at the time of the Annuitant's death. However, after the Annuitant dies, the Beneficiary may elect to receive a single lump sum payment which will be equal to the present value of the remaining Annuity Payments (as of the date of proof of death) discounted at the assumed investment rate (AIR) for a variable Annuity Option.

   OPTION 3. INCOME FOR A SPECIFIED PERIOD. We will make monthly Annuity Payments for a fixed period of time (3 to 20 years). When the Annuitant dies, any amount remaining will be paid to the Beneficiary. Annuity Payments to the Beneficiary will be made at least as rapidly as under the method of payment being used at the time of the Annuitant's death. However, the Beneficiary may elect to receive a single lump sum payment which will be equal to the present value of the remaining Annuity Payments (as of the date of proof of death) discounted at the assumed investment rate (AIR) for a variable Annuity Option.

   OPTION 4. JOINT AND SURVIVOR INCOME FOR LIFE. We will make monthly Annuity Payments so long as the Annuitant and a joint Annuitant are both alive. When either of these people die, the amount of the Annuity Payments we will make to the survivor can be equal to 100%, 66 2/3% or 50% of the amount that we would have paid if both were alive.

TAXES

   NOTE: PHL Variable has prepared the following information on taxes as a general discussion of the subject. Further information on taxes is contained in the Statement of Additional Information. It is not intended as tax advice to any specific individual. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract. You should consult your tax adviser about your own circumstances.

ANNUITY CONTRACTS IN GENERAL

   When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money--generally for retirement purposes. If you invest in a variable annuity as part of a pension plan or employer-sponsored retirement program, your Contract is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Contracts entered into as part of an Individual Retirement Account (IRA) are also treated, in many respects, the same as qualified contracts.

TAX STATUS OF THE CONTRACTS

   Federal Income Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

   DIVERSIFICATION REQUIREMENTS. The Internal Revenue Code (Code) requires that the investments of each investment division of the Variable Account underlying the Contracts be "adequately diversified" in order for the Contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each investment division, through the Investment Portfolio in which it invests, will satisfy these diversification requirements.

   INVESTOR CONTROL. In certain circumstances, owners of variable annuity contracts have been considered for Federal income tax purposes to be the owners of the assets of the Variable Account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the Contract owners have been currently taxed on income and gains attributable to the variable account assets. While We believe that the Contracts do not give owners investment control over Variable Account assets, We reserve the right to modify the Contracts as necessary to prevent an owner from being treated as the owner of the Variable Account assets supporting the Contract.

   REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an Owner of the Contract. The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.


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   Distributions from a Section 403(b) Tax Sheltered Annuity, Individual
Retirement Annuity, SEP IRA or Simple IRA must begin no later than April 1 of the calendar year following the calendar year in which the contract owner reaches age 70 1/2. Distributions may be paid in a lump sum or in substantially equal payments over periods of time specified in the Code and applicable Treasury Regulations. The rules for Roth IRAs do not require distributions to begin during the Owner's lifetime, therefore, the required beginning date is not applicable to Roth IRAs.

   If the Owner dies before the required beginning date (in the case of a Section 403(b) Tax Sheltered Annuity, Individual Retirement Annuity, SEP IRA or Simple IRA) or before the entire contract value is distributed (in the case of Roth IRAs), any remaining interest in the contract must be distributed over a period not exceeding the applicable distribution periods, which are discussed in the Statement of Additional Information.

   For Individual Retirement Annuities, SEP IRAs and Simple IRAs, all or a portion of each distribution will be included in the recipient's gross income and taxed at ordinary income tax rates. The portion of a distribution which is taxable is based on the ratio between the amount by which non-deductible purchase payments, if any, exceed prior non-taxable distributions and total account balances at the time of the distribution. The owner of an Individual Retirement Annuity, SEP IRA or Simple IRA must annually report the amount of non-deductible purchase payments, the amount of any distribution, the amount by which non-deductible purchase payments for all years exceed non-taxable distributions for all years, and the total balance of all Individual Retirement Annuities, SEP IRAs or Simple IRAs. Distributions from Roth IRAs may be either taxable or nontaxable, depending upon whether they are "qualified distributions" or "non-qualified distributions".

   We are responsible for reporting to the Internal Revenue Service the total balance of each qualified plan and IRA on a yearly basis. We are also responsible for reporting the amount of each distribution. Copies of these information returns are sent to the Contract owner.

   Other rules may apply to Qualified Contracts.

TAXATION OF NON-QUALIFIED CONTRACTS

   NON-NATURAL PERSON. If a non-natural person (e.g., a corporation or certain trusts) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the Contract value over the investment in the Contract (generally, the Purchase Payments or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule and a prospective Owner that is not a natural person should discuss these with a tax adviser.

   The following discussion generally applies to Contracts owned by natural persons.

   WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract value immediately before the distribution over the Owner's investment in the Contract (generally, the Purchase Payments or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. Under this formula, for non-annuity payment withdrawals, all of the income in a contract is subject to tax before there is any return of the Owner's investment. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the Contract.

   PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to ten percent of the amount treated as income. In general, however, there is no penalty on distributions:

   o made on or after the taxpayer reaches age 59 1/2;

   o made on or after the death of an Owner;

   o attributable to the taxpayer's becoming disabled; or

   o made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

   Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

   ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each Annuity Payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an Annuity Payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of Annuity Payments, as determined when Annuity Payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each Annuity Payment is subject to tax as ordinary income.

   TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments.

   TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. A transfer or assignment of ownership of a Contract, the designation of an Annuitant, the selection of certain maturity dates, or the exchange of a contract may result in certain tax consequences to you that are not discussed herein. An Owner contemplating any such transfer, assignment or exchange, should consult a tax advisor as to the tax consequences.

   WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability.

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Recipients can generally elect, however, not to have tax withheld from distributions. For qualified plans, this election out of withholding may not be available for certain distributions.

   MULTIPLE CONTRACTS. All Non-Qualified deferred annuity contracts that are issued by Us (or Our affiliates) to the same Owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such Owner's income when a taxable distribution occurs.

OWNER (INVESTOR) CONTROL

    For variable contracts, tax deferral depends on the insurance company and not you having control of the assets held in the separate accounts. You can allocate Account Values from one fund of the separate account to another but you cannot direct the investments each fund makes. If you have too much "investor control" of the assets supporting the separate account funds, then you will be taxed on the gain in the contract as it is earned rather than when it is withdrawn.

    In 2003, the Internal Revenue Service ("IRS") in Revenue Ruling 2003-91, issued formal guidance that indicates that if the number of underlying mutual funds available in a variable insurance product does not exceed 20, the number of underlying mutual funds alone would not cause the contract to not qualify for the desired tax treatment. The IRS has also indicated that exceeding 20 investment options may be considered a factor, along with other factors, including the number of transfer opportunities available under the contract, when determining whether the contract qualifies for the desired tax treatment. The Revenue Ruling did not indicate the actual number of underlying mutual funds that would cause the contract to not provide the desired tax treatment but stated that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. In describing the acceptability of the 20 fund options in the ruling, the IRS indicated that each fund had a different investment strategy and that the investment strategies of each fund was sufficiently broad to prevent the policyholder from making particular investment decisions through investment in a fund.

    The Revenue Ruling considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the Contract Owners could exercise over the investment assets held by the insurance company under the variable contracts was not sufficient to cause the Contract Owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets. Under this contract, like the contracts described in the Revenue Ruling, there will be no arrangement, plan, contract, or agreement between the Contract Owner and PHL Variable regarding the availability of a particular investment option and, other than the Contract Owner's right to allocate premium payments and transfer funds among the available subaccounts, all investment decisions concerning the subaccounts will be made by us or an advisor in its sole and absolute discretion.

    Contracts such as this one, with more than 20 fund options raise investor control concerns. It is possible that the IRS may determine that due to the number of different fund options and the fact that some funds may have the same investment strategy, there is an investor control issue with this contract. However, at this time we believe that due to the lack of any arrangement, plan, contract or agreement between the contract holder and us concerning the availability of particular options, based on the totality of the facts and circumstances, this contract satisfies the current IRS requirements.

    At this time, it cannot be determined whether additional guidance will be provided by the U.S. Treasury on this issue and what standards may be contained in such guidance. Should the U.S. Treasury issue additional rules or regulations limiting the number of underlying mutual funds, transfers between or among underlying mutual funds, exchanges of underlying mutual funds or changes in investment objectives of underlying mutual funds such that the contract would no longer qualify for tax deferred treatment under section 72 of the Internal Revenue Code, PHL Variable reserves the right to modify the contract to the extent required to maintain favorable tax treatment.

TAXATION OF QUALIFIED CONTRACTS

   The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law. The Statement of Additional Information contains a summary discussion of certain tax rules generally applicable to Individual Retirement Accounts (IRAs), as defined in
Section 408 of the Code, Roth IRAs, as described in Code Section 408A, corporate pension and profit-sharing plans under Section 401(a) of the Code, Tax Sheltered Annuities under section 403(b) of the Code and certain deferred compensation plans under Code Section 457.

POSSIBLE TAX LAW CHANGES

   This information is current as of October 2007; subsequent federal legislation or regulation may modify the information and any modifications may affect contracts in existence prior to the date of any subsequent modification. Although at this time, we do not have any information that a tax change is pending, there is always the possibility of a change. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

   We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

--------------------------------------------------------------------------------

OTHER INFORMATION

THE PHOENIX COMPANIES, INC. - LEGAL PROCEEDINGS ABOUT COMPANY SUBSIDIARIES

    We are regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming us as a defendant ordinarily involves our activities as an insurer, investor, investment advisor, or taxpayer. It is not feasible to predict or determine the ultimate outcome of all legal or arbitration proceedings or to provide reasonable ranges of potential losses. We believe that the outcomes of our litigation and arbitration matters are not likely, either individually or in the aggregate, to have a material adverse effect on our consolidated financial condition. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation and arbitration, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operations or cash flows in particular quarterly or annual periods.

    State regulatory bodies, the Securities and Exchange Commission, or SEC, the Financial Industry Regulatory Authority, or FINRA, and other regulatory bodies regularly make inquiries of us and, from time to time, conduct examinations or investigations concerning our compliance with, among other things, insurance laws and securities laws. We endeavor to respond to such inquiries in an appropriate way and to take corrective action if warranted.

    For example, during 2003 and 2004, the SEC conducted examinations of certain variable products and certain affiliated investment advisers and mutual funds. In 2004, the NASD (now FINRA) also commenced examinations of two affiliated broker-dealers; the examinations were closed in April 2005 and November 2004, respectively. In February 2005, the NASD notified PNX that it was asserting violations of trade reporting rules by a subsidiary. PNX responded to the NASD allegations in May 2005. Thereafter, in January 2007, the NASD notified PNX that the matter is being referred for potential violations and possible action.

    In addition, federal and state regulatory authorities from time to time make inquiries and conduct examinations regarding compliance by the company and its subsidiaries with securities and other laws and regulations affecting their registered products. We endeavor to respond to such inquiries in an appropriate way and to take corrective action if warranted. There has been a significant increase in federal and state regulatory activity relating to financial services companies, with a number of recent regulatory inquiries focusing on late-trading, market timing and valuation issues. Our products entitle us to impose restrictions on transfers between separate account sub-accounts associated with our variable products.

    In 2004 and 2005, the Boston District Office of the SEC conducted a compliance examination of certain of PNX's affiliates that are registered under the Investment Company Act of 1940 or the Investment Advisers Act of 1940. Following the examination, the staff of the Boston District Office issued a deficiency letter primarily focused on perceived weaknesses in procedures for monitoring trading to prevent market timing activity. The staff requested PNX to conduct an analysis as to whether shareholders, policyholders and contract holders who invested in the funds that may have been affected by undetected market timing activity had suffered harm and to advise the staff whether PNX believes reimbursement is necessary or appropriate under the circumstances. A third party was retained to assist PNX in preparing the analysis. Based on this analysis, PNX advised the SEC that it does not believe that reimbursement is appropriate.

    Over the past several years, a number of companies have announced settlements of enforcement actions with various regulatory agencies, primarily the SEC and the New York Attorney General's Office. While no such action has been initiated against us, it is possible that one or more regulatory agencies may pursue this type of action against us in the future.

    Financial services companies have also been the subject of broad industry inquiries by state regulators and attorneys general which do not appear to be company-specific. In this regard, in 2004, PNX received a subpoena from the Connecticut Attorney General's office requesting information regarding certain distribution practices since 1998. Over 40 companies received such a subpoena. PNX cooperated fully and has had no further inquiry since filing its response.

    In May 2005, The Phoenix Companies received a subpoena from the Connecticut Attorney General's office and an inquiry from the Connecticut Insurance Department requesting information regarding finite reinsurance. The Phoenix Companies cooperated fully and have had no further inquiry since responding.

    These types of regulatory actions may be difficult to assess or quantify, may seek recovery of indeterminate amounts, including punitive and treble damages, and the nature and magnitude of their outcomes may remain unknown for substantial periods of time. While it is not feasible to predict or determine the ultimate outcome of all pending inquiries, investigations, legal proceedings and other regulatory actions, or to provide reasonable ranges of potential losses, we believe that their outcomes are not likely, either individually or in the aggregate, to have a material adverse effect on our consolidated financial condition. However, given the large or indeterminate amounts sought in certain of these actions and the inherent unpredictability of regulatory matters, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operation or cash flows in particular quarterly or annual periods.

--------------------------------------------------------------------------------

CHANGES TO THE SEPARATE ACCOUNT

   Where permitted by law, we may:

   o create new Separate Accounts;

   o combine separate accounts, including combining the Separate Account with another separate account established by the Company;

   o transfer assets of the Separate Account, which we determine to be associated with the class of policies to which this policy belongs, to another separate account;

   o transfer the Separate Account to another insurance company;

   o add new Sub-accounts to or remove Sub-accounts from the Separate Account, or combine Sub-accounts;

   o make the Sub-accounts available under other policies we issue;

   o add new Investment Portfolios or remove existing Investment Portfolios;

   o substitute new Investment Portfolios for any existing Investment Portfolio which we determine is no longer appropriate in light of the purposes of the Separate Account;

   o deregister the Separate Account under the Investment Company Act of 1940;
     and

   o operate the Separate Account under the direction of a committee or in another form.

DISTRIBUTOR

       PHL Variable has designated Phoenix Equity Planning Corporation ("PEPCO") to serve as the principal underwriter and distributor of the securities offered through this prospectus, pursuant to the terms of a distribution agreement. PEPCO, which is an affiliate of the PHL Variable, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the PHL Variable and its affiliated companies. PHL Variable reimburses PEPCO for expenses PEPCO incurs in distributing the Contracts). PEPCO does not retain any fees under the Contracts; however, PEPCO may receive 12b-1 fees from the underlying funds.

      PEPCO's principal executive offices are located at 56 Prospect Street, Hartford, Connecticut 06103-2836. PEPCO is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority ("FINRA"). Prior to July 7, 2007, FINRA was known as the National Association of Securities Dealers ("NASD").

      PEPCO and PHL Variable enter into selling agreements with broker-dealers who are registered with the SEC and are members of the FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such broker-dealer and investment adviser firms. Such registered representatives act as appointed agents of PHL Variable under applicable state insurance law and must be licensed to sell variable insurance products. PHL Variable intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts are offered on a continuous basis.

FINANCIAL STATEMENTS

   Our financial statements have been included in the Statement of Additional Information and should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the Investment Portfolios. The value of the Investment Portfolios is affected primarily by the performance of the underlying investments.

   Prior to the date of this prospectus, PHL Variable Accumulation Account II had not commenced operations. As a result, there are no financial statements for PHL Variable Accumulation Account included in the Statement of Additional Information.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

   The financial statements of PHL Variable as of December 31, 2005 and 2006, and for the years then ended, have been audited by ______________________, Independent Registered Public Accounting Firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------


TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information
     General Information PHL Variable Insurance Company
     PHL Variable Accumulation Account II
Certain Federal Income Tax Consequences
Published Ratings
Administration and Services
Annuity Provisions
Distribution
Financial Statements

-------------------------------------------------------------------------------
                             (cut along dotted line)

     If you would like a free copy of the Statement of Additional Information (Phoenix Portfolio Advisor(SM)) dated ________, 2008 for this Prospectus, please complete this form, detach, and mail to:

                  Phoenix Portfolio Advisor(SM) Service Center
                              Administrative Office
                                 P.O. Box 36840
                           Louisville, Kentucky 40233

     Please send me a free copy of the Statement of Additional Information for the PHL Variable Insurance Company (Phoenix Portfolio Advisor(SM)) fixed and variable annuity at the following address:

     Name:_____________________________________________________________________

     Mailing Address:__________________________________________________________

                                   Sincerely,

  -----------------------------------------------------------------------------

                                   (Signature)

-------------------------------------------------------------------------------




                         PHL Variable Insurance Company
                              Administrative Office
                                 P.O. Box 36840
                           Louisville, Kentucky 40233




 2007, PHL Variable Insurance Company                     [INSERT FORM NUMBER]

--------------------------------------------------------------------------------

APPENDIX A - INVESTMENT OPTIONS

-------------------------------------------- -------------------------------------------- ------------------------------------------

                 FUND NAME                              INVESTMENT OBJECTIVE                   INVESTMENT ADVISOR / SUBADVISOR

-------------------------------------------- -------------------------------------------- ------------------------------------------
Phoenix Capital Growth Series                Intermediate and long-term growth of         Phoenix Variable Advisors, Inc.
                                             capital appreciation with income as a          Subadvisor: Harris Investment
                                             secondary consideration                      Management, Inc.
-------------------------------------------- -------------------------------------------- ------------------------------------------
                                                                                          Phoenix Variable Advisors, Inc.
Phoenix Growth and Income Series             Dividend growth, current income and            Subadvisor: Phoenix Investment
                                             capital appreciation                         Counsel, Inc.
-------------------------------------------- -------------------------------------------- ------------------------------------------
                                                                                          Phoenix Variable Advisors, Inc.
Phoenix Mid-Cap Growth Series                Capital appreciation                           Subadvisor: Bennett Lawrence Management
                                                                                          LLC
-------------------------------------------- -------------------------------------------- ------------------------------------------
                                             As high a level of current income            Phoenix Variable Advisors, Inc.
                                             as is consistent with the                    Subadvisor: Goodwin Capital Advisers,
Phoenix Money Market Series                  preservation of capital and                  Inc.
                                             maintenance of liquidity
-------------------------------------------- -------------------------------------------- ------------------------------------------
                                                                                          Phoenix Variable Advisors, Inc.
Phoenix Multi-Sector Fixed Income Series     Long-term total return                       Subadvisor: Goodwin Capital Advisers,
                                                                                          Inc.
-------------------------------------------- -------------------------------------------- ------------------------------------------
                                             High current income while attempting to      Phoenix Variable Advisors, Inc.
                                             limit changes in the series' net asset         Subadvisor: Goodwin Capital Advisers,
Phoenix Multi-Sector Short Term Bond Series  value per share caused by interest rate      Inc.
                                             changes
-------------------------------------------- -------------------------------------------- ------------------------------------------
                                                                                          Phoenix Variable Advisors, Inc.
Phoenix Strategic Allocation Series          High total return consistent with prudent      Subadvisors: Goodwin Capital Advisers,
                                             investment risk                              Inc. (fixed income portion), Phoenix
                                                                                          Investment Counsel, Inc. (equity portion)
-------------------------------------------- -------------------------------------------- ------------------------------------------
                                                                                          Phoenix Variable Advisors, Inc.
Phoenix-Aberdeen International Series        High total return consistent with              Subadvisor: Aberdeen Asset Management
                                             reasonable risk                              Inc.
-------------------------------------------- -------------------------------------------- ------------------------------------------
Phoenix-Alger Small-Cap Growth Series        Long-term capital growth                     Phoenix Variable Advisors, Inc.
                                                                                            Subadvisor: Fred Alger Management, Inc.
-------------------------------------------- -------------------------------------------- ------------------------------------------
                                                                                          Phoenix Variable Advisors, Inc.
Phoenix-Duff & Phelps Real Estate            Capital appreciation and income with         Subadvisor: Duff & Phelps Investment
Securities Series                            approximately equal emphasis                 Management Co.
-------------------------------------------- -------------------------------------------- ------------------------------------------
                                                                                          Phoenix Variable Advisors, Inc.
Phoenix-S&P Dynamic Asset Allocation         Long-term capital growth                       Subadvisor: Standard & Poor's
Series: Aggressive Growth                                                                 Investment Advisory Services LLC
-------------------------------------------- -------------------------------------------- ------------------------------------------
                                                                                          Phoenix Variable Advisors, Inc.
Phoenix-S&P Dynamic Asset Allocation         Long-term capital growth with current          Subadvisor: Standard & Poor's
Series: Growth                               income as a secondary consideration          Investment Advisory Services LLC
-------------------------------------------- -------------------------------------------- ------------------------------------------
                                                                                          Phoenix Variable Advisors, Inc.
Phoenix-S&P Dynamic Asset Allocation         Current income with capital growth as a        Subadvisor: Standard & Poor's
Series: Moderate                             secondary consideration                      Investment Advisory Services LLC
-------------------------------------------- -------------------------------------------- ------------------------------------------
                                             Long-term capital growth and current         Phoenix Variable Advisors, Inc.
Phoenix-S&P Dynamic Asset Allocation         income with a greater emphasis on capital      Subadvisor: Standard & Poor's
Series: Moderate Growth                      growth                                       Investment Advisory Services LLC
-------------------------------------------- -------------------------------------------- ------------------------------------------
                                             Long-term capital appreciation with          Phoenix Variable Advisors, Inc.
Phoenix-Sanford Bernstein Mid-Cap Value      current income as a secondary investment       Subadvisor: AllianceBernstein L.P.
Series                                       objective
-------------------------------------------- -------------------------------------------- ------------------------------------------
                                             Long-term capital appreciation by
                                             investing primarily in                       Phoenix Variable Advisors, Inc.
Phoenix-Sanford Bernstein Small-Cap Value    small-capitalization stocks that               Subadvisor: AllianceBernstein L.P.
Series                                       appear to be undervalued with current
                                             income as a secondary investment objective
-------------------------------------------- -------------------------------------------- ------------------------------------------
                                                                                          Phoenix Variable Advisors, Inc.
Phoenix-Van Kampen Comstock Series           Long-term capital appreciation with            Subadvisor: Morgan Stanley Investment
                                             current income as a secondary consideration  Management Inc., d/b/a Van Kampen
-------------------------------------------- -------------------------------------------- ------------------------------------------
                                                                                          Phoenix Variable Advisors, Inc.
Phoenix-Van Kampen Equity 500 Index Series   High total return                              Subadvisor: Morgan Stanley Investment
                                                                                          Management Inc., d/b/a Van Kampen
-------------------------------------------- -------------------------------------------- ------------------------------------------

--------------------------------------------------------------------------------

APPENDIX B - DEDUCTIONS FOR TAXES - QUALIFIED AND NONQUALIFIED ANNUITY CONTRACTS
--------------------------------------------------------------------------------

                                                               UPON              UPON
STATE                                                     PREMIUM PAYMENT    ANNUITIZATION        NONQUALIFIED       QUALIFIED
-----                                                     ---------------    -------------        ------------       ---------
California ..........................................                             X                   2.35%              0.50%

Maine................................................           X                                     2.00%(1)

Nevada...............................................                             X                   3.50%

South Dakota.........................................           X                                     1.25%(2)

West Virginia........................................           X                 X                   1.00%              1.00%

Wyoming..............................................                             X                   1.00%

Commonwealth of Puerto Rico..........................                             X                   3.00%(3)           3.00%

NOTE: The above tax deduction rates are as of January 1, 2007. No tax deductions are made for states not listed above. However, tax statutes are subject to amendment by legislative act and to judicial and administrative interpretation, which may affect both the above lists of states and the applicable tax rates. Consequently, we reserve the right to deduct tax when necessary to reflect changes in state tax laws or interpretation.

        For a more detailed explanation of the assessment of taxes, see Deductions and Charges--Tax."

-----------------

(1) Maine changed its tax laws affecting annuities in 2003 retroactive to January 1, 1999. Under the revised statute, annuity premium payments are taxed upon premium payment for payments received on or after January 1, 1999.

(2) South Dakota law exempts premiums received on qualified contracts from premium tax. Additionally, South Dakota law provides a lower rate of 0.8% that applies to premium payments received in excess of $500,000 in a single calendar year.

(3) The tax rate in Puerto Rico was interpreted by tax authorities to increase from 1% to 3% effective January 1, 2005. The rate increase is scheduled to expire June 30, 2007 so that the rate will return to 1%, effective July 1, 2007.

                                     PART B

                            INFORMATION REQUIRED IN A

                       STATEMENT OF ADDITIONAL INFORMATION




                          PHOENIX PORTFOLIO ADVISOR(SM)

  HOME OFFICE:                    PHOENIX PORTFOLIO ADVISOR(SM) SERVICE CENTER
  One American Row                  P.O. Box 36840
  Hartford, Connecticut             Louisville, Kentucky 40233
                                            (___) ___-____



                      PHL VARIABLE ACCUMULATION ACCOUNT II

                 VARIABLE ACCUMULATION DEFERRED ANNUITY CONTRACT

                       STATEMENT OF ADDITIONAL INFORMATION


    This Statement of Additional Information ("SAI") is not a prospectus and should be read in conjunction with the Prospectus, dated ____________________ which is available without charge on our Website or by contacting PHL Variable Insurance Company at the above address or at the above telephone number.

                                -----------------


                                TABLE OF CONTENTS

                                                                      PAGE

GENERAL INFORMATION                                                    B-2

CERTAIN FEDERAL INCOME TAX CONSEQUENCES                                B-2

PUBLISHED RATINGS                                                      B-5

ADMINISTRATION AND SERVICES                                            B-5

ANNUITY PROVISIONS                                                     B-5

DISTRIBUTION                                                           B-7

ARRANGEMENTS REGARDING FREQUENT PURCHASES AND REDEMPTIONS              B-7

FINANCIAL STATEMENTS                                                   B-7

                               GENERAL INFORMATION

GENERAL INFORMATION REGARDING PHL VARIABLE INSURANCE COMPANY:

PHL VARIABLE INSURANCE COMPANY
-------------------------------------------------------------------------------

    PHL Variable Insurance Company ("PHL Variable") is a Connecticut stock life insurance company incorporated on July 15, 1981. We sell life insurance policies and annuity contracts through our affiliated distribution companies and through brokers. Our executive and main administrative offices are at One American Row in Hartford, Connecticut 06103-2899.

    We are a wholly owned subsidiary of Phoenix Life Insurance Company ("Phoenix") through its holding company, PM Holdings, Inc.

UNDERWRITER
-------------------------------------------------------------------------------

    Phoenix Equity Planning Corporation ("PEPCO"), an affiliate of PHL Variable, as underwriter, offers these contracts on a continuous basis. PEPCO is not compensated for any underwriting commissions. All underwriting commissions costs are borne directly by PHL Variable.

PHL VARIABLE  ACCUMULATION ACCOUNT II
--------------------------------------------------------------------------------

PHL Variable Accumulation Account II, also referred to as the "Separate Account", was established on October 25, 2007 pursuant to Connecticut law. The Separate Account meets the definition of a "separate account" under the federal securities laws and is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940 ("Investment Company Act"). This registration does not involve supervision of the management of the separate account or the Company by the SEC.

The assets of the Separate Account are the property of the Company. However, the assets of the Separate Account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains, or losses of the Company.

The Separate Account holds assets of annuities issued by us with values and benefits that vary according to the investment performance of the underlying Investment Portfolios offered as Sub-accounts of the Separate Account. Each Sub-account invests exclusively in an Investment Portfolio. You will find additional information about the Investment Portfolios in their respective prospectuses. We do not guarantee the investment results of any Sub-account. You bear the entire investment risk.

We offer a number of Sub-accounts. Certain Sub-accounts may not be available in all jurisdictions. If and when we obtain approval of the applicable authorities to make such Sub-accounts available, we will notify Owners of the availability of such Sub-accounts.

A brief summary of the investment objectives and policies of each Investment Portfolio is found in the Prospectus. More detailed information about the investment objectives, policies, risks, costs and management of the Investment Portfolios are found in the prospectuses and statements of additional information for the Investment Portfolios. Also included in such information is the investment policy of each Investment Portfolio regarding the acceptable ratings by recognized rating services for bonds and other debt obligations. There can be no guarantee that any Investment Portfolio will meet its investment objectives.

Each underlying Investment Portfolio is registered under the Investment Company Act, as amended, as an open-end management investment company. Each underlying Investment Portfolio thereof may or may not be diversified as defined in the Investment Company Act. The trustees or directors, as applicable, of an underlying Investment Portfolio may add, eliminate or substitute Investment Portfolios from time to time.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following summary does not constitute tax advice. It is a general discussion of certain of the expected federal income tax consequences of investment in and distributions with respect to a Contract, based on the Internal Revenue Code of 1986, as amended, proposed and final Treasury regulations thereunder, judicial authority, and current administrative rulings and practice. This summary discusses only certain federal income tax consequences to "United States Persons," and does not discuss state, local, or foreign tax consequences. United States Persons means citizens or residents of the United States, domestic corporations, domestic partnerships, trusts with respect to which a court within the United States is able to exercise primary supervision over such trusts' administration and with respect to which one or more United States Persons (as defined herein) have the authority to control of such trusts' substantial decisions and estates that are subject to United States federal income tax regardless of the source of their income.

TAX STATUS OF THE CONTRACT

The following discussion is based on the assumption that the Contract qualifies as an annuity contract for federal income tax purposes.

DIVERSIFICATION REQUIREMENTS. Section 817(h) of the Code provides that in order for a variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be "adequately diversified" in accordance with Treasury regulations. The Treasury regulations issued under Section 817(h) (Treas. Reg. Section 1.817-5) apply a diversification requirement to each of the Sub-accounts of the Separate Account. The Separate Account, through the funds and their Investment Portfolios, intends to comply with the diversification requirements of the Treasury.

Section 817(h) applies to variable annuity contracts other than pension plan contracts. The regulations reiterate that the diversification requirements do not apply to pension plan contracts. All of the qualified retirement plans (described below) are defined as pension plan contracts for these purposes. Notwithstanding the exception of qualified contracts from application of the diversification rules, the investment vehicle for Jefferson National's qualified Contracts (i.e., the funds) will be structured to comply with the diversification standards because it serves as the investment vehicle for nonqualified contracts as well as qualified contracts.

OWNER CONTROL. In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the Separate Account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of Separate Account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department subsequently announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which contract owners may direct their investments to particular Sub-accounts without being treated as owners of underlying assets." The IRS has issued Revenue Ruling 2003-91 in which it ruled that the ability to choose among 20 Sub-accounts and make not more than one transfer per month without charge did not result in the owner of the Contract being treated as the owner of the assets in the Sub-accounts under the investor control doctrine.

The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of Separate Account assets. Although we do not believe this to be the case, these differences could result in owners being treated as the owners of the assets of the Separate Account. We, therefore, reserve the right to modify the Contracts as necessary to attempt to prevent the owners of the Contracts from being considered the owners of a pro rata share of the assets of the Separate Account.

DISTRIBUTION REQUIREMENTS. The Code also requires that nonqualified contracts contain specific provisions for distribution of contract proceeds upon the death of an owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such contracts provide that if any owner dies on or after the maturity date and before the entire interest in the contract has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner's death. If any owner dies before the maturity date, the entire interest in the contract must generally be distributed within five years after such owner's date of death or be applied to provide an immediate annuity under which payments will begin within one year of such owner's death and will be made for the life of the beneficiary or for a period not extending beyond the life expectancy of the beneficiary. However, if such owner's death occurs prior to the maturity date, and such owner's surviving spouse is named beneficiary, then the contract may be continued with the surviving spouse as the new owner. If any owner is not a natural person, then for purposes of these distribution requirements, the primary annuitant shall be treated as an owner and any death or change of such primary annuitant shall be treated as the death of the owner. The Contract contains provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the Contracts satisfy all such Code requirements. The provisions contained in the Contracts will be reviewed and modified if necessary to maintain their compliance with the Code requirements when clarified by regulation or otherwise.

If the Owner dies before the required beginning date (in the case of a Tax Sheltered Annuity, Individual Retirement Annuity, SEP IRA or Simple IRA) or before the entire contract value is distributed (in the case of Roth IRAs), any remaining interest in the Contract must be distributed over a period not exceeding the applicable distribution period, which is determined as follows:

(a) if the only designated beneficiary is the Owner's spouse, the applicable distribution period is the surviving spouse's life expectancy using the surviving spouse's birthday for each distribution calendar year after the calendar year of the Owner's death. For calendar years after the death of the Owner's surviving spouse, the applicable distribution period is the spouse's remaining life expectancy using the spouse's age in the calendar year of the spouse's death, reduced by one for each calendar year that elapsed since the calendar year immediately following the calendar year of the spouse's death;

(b) if the designated beneficiary is not solely the Owner's surviving spouse, or if the Owner did not designate a surviving spouse at all, the applicable distribution period is the designated beneficiary's life expectancy using the designated beneficiary's birthday in the calendar year immediately following the calendar year of the Owner's death, reduced by one for each calendar year that elapsed thereafter; and

(c) if there is no designated beneficiary, the entire balance of the contract must be distributed by December 31 of the fifth year following the Owner's death. If the Owner dies on or after the required beginning date, the interest in the Tax Sheltered Annuity, Individual Retirement Annuity, SEP IRA or Simple IRA must be distributed over a period not exceeding the applicable distribution period.

WITHHOLDING. The portion of any distribution under a Contract that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld and properly notifies us. For certain qualified Contracts, certain distributions are subject to mandatory withholding. The withholding rate varies according to the type of distribution and the owner's tax status. For qualified Contracts, "eligible rollover distributions" from section 401(a) plans, section 403(a) annuities, section 403(b) tax-sheltered annuities and governmental section 457 deferred compensation plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is a distribution from such a plan, except certain distributions such as distributions required by the Code, hardship distributions, certain after-tax contributions, or distributions in a specified annuity form. The 20% withholding does not apply, however, to certain nontaxable distributions if the owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

QUALIFIED CONTRACTS. The qualified Contract is designed for use with several types of tax-qualified retirement plans. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Contracts and our Contract administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law.

For qualified plans under sections 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year in which the owner (or plan participant) reaches age 70 1/2. Each owner is responsible for requesting distributions under the Contract that satisfy applicable tax rules.

We make no attempt to provide more than general information about use of the Contract with the various types of retirement plans. Purchasers of Contracts for use with any retirement plan should consult their legal counsel and tax advisor regarding the suitability of the Contract.

INDIVIDUAL RETIREMENT ANNUITIES. In order to qualify as a traditional individual retirement annuity ("IRA") under section 408(b) of the Code, a Contract must contain certain provisions: (i) the owner must be the annuitant; (ii) the Contract generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a contingent owner or assign the Contract as collateral security; (iii) subject to special rules, the total purchase payments for any tax year on behalf of any individual may not exceed $4,000 for 2007 ($5,000 if age 50 or older by the end of 2007), except in the case of a rollover amount or contribution under sections 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) of the Code; (iv) annuity payments or partial withdrawals must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 70 1/2 and must be made in a specified form and manner;
(v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; (vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the annuity value; and (vii) the entire interest of the owner is non-forfeitable. Contracts intended to qualify as traditional IRAs under section 408(b) of the Code contain such provisions. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax. Additionally, unless certain annual distribution requirements are met, a penalty tax of 50% will be levied on the difference between the amount that should have been distributed for that year and the amount that actually was distributed for that year.

ROTH INDIVIDUAL RETIREMENT ANNUITIES (ROTH IRA). The Roth IRA, under section 408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply to the rollover or conversion and to distributions attributable thereto. You should consult a tax advisor before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. The Roth IRA is available to individuals with earned income and whose modified adjusted gross income is under $114,000 for single filers, $166,000 for married filing jointly, and $10,000 for married filing separately. The amount per individual that may be contributed to all IRAs (Roth and traditional) is $4,000 for 2007 ($5,000 if age 50 or older by the end of 2007). Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made five tax years after the first contribution to any Roth IRA of the individual and made after attaining age 59 1/2, or to pay for qualified first time homebuyer expenses (lifetime maximum of $10,000), or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a premature withdrawal penalty tax unless an exception applies. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if the amounts are distributed within the five taxable years beginning with the year in which the conversion was made. Unlike the traditional IRA, there are no minimum required distributions during the owner's lifetime; however, required distributions at death are generally the same.

SECTION 403(b) PLANS. Under section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase Contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes. In accordance with the requirements of the Code, section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, (ii) earnings on those contributions, and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989. Distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1/2, severance from employment, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship.

CORPORATE PENSION, PROFIT SHARING PLANS AND H.R. 10 PLANS. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the Contracts to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the Contract is assigned or transferred to any individual as a means to provide benefit payments.

DEFERRED COMPENSATION PLANS. Section 457 of the Code, while not actually providing for a qualified plan (as that term is used in the Code), provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contracts can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. For non-governmental section 457 plans, all such investments, however, are owned by the sponsoring employer, and are subject to the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, a non-governmental employer may be entitled to draw on deferred amounts for purposes unrelated to its section 457 plan obligations.

TAXATION OF PHL VARIABLE INSURANCE COMPANY

PHL Variable Insurance Company at present is taxed as a life insurance company under Part I of Subchapter L of the Code. The separate account is treated as part of us and, accordingly, will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. At present, we do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the Contract. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If, in future years, any federal income taxes are incurred by us with respect to the separate account, we may make charges to the separate account.

                                PUBLISHED RATINGS

We may from time to time publish in advertisements, sales literature and reports to owners, the ratings and other information assigned to the Company by one or more independent rating organizations, such as A.M. Best Company, Standard and Poor's Insurance Rating Services, Moody's Investors Service, Inc. and Fitch Ratings. These ratings are opinions of an operating insurance company's financial strength and capacity to meet its obligations to Contract owners. These ratings do not apply to the separate account, its Sub-accounts, the Investment Portfolios or to their performance.

                           ADMINISTRATION AND SERVICES

Under a contract with PHL Variable Insurance Company, Jefferson National Life Insurance Company provides administrative services including, but not limited to, document delivery, transaction confirmation, the production of periodic account statements and other various administrative duties. For these services, PHL Variable Insurance Company pays Jefferson National Life Insurance Company a fee as described in the pertinent administration agreement. Jefferson National Life Insurance Company also provides certain services related to the Separate Account. These services include computing subaccount unit value for each subaccount of the Separate Account on each valuation date, preparing annual financial statements for the Separate Account, filing the Separate Account annual reports on Form N-SAR with the SEC, and maintaining certain books and records required by law on behalf of the Separate Account. The Company pays Jefferson National Life Insurance Company fees for these services.

                               ANNUITY PROVISIONS

The Company makes available several annuity options that can include either fixed or variable payments or a combination of both.

VARIABLE ANNUITY PAYOUT

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable investment portfolio. Annuity payments also depend upon the age of the annuitant and any joint annuitant and the assumed interest factor utilized. The Annuity Table used will depend upon the annuity option chosen. The dollar amount of annuity payments after the first is determined as follows:

1. The dollar amount of the first variable annuity payment is divided by the value of an annuity unit for each investment portfolio as of the annuity date. This sets the number of annuity units for each monthly payment for the applicable investment portfolio.

2. The fixed number of annuity units for each payment in each investment portfolio is multiplied by the annuity unit value for that investment portfolio for the last valuation period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment for each applicable investment portfolio.

The total dollar amount of each variable annuity payment is the sum of all variable annuity payments reduced by the Subscription Fee and any applicable Transaction Fee.

The calculation of the first annuity payment is made on the annuity date. The Company assesses the Subscription Fee and any applicable Transaction Fee during both the accumulation phase and the annuity phase. The deduction of these charges will affect the amount of the first and any subsequent annuity payments (see "Expenses" and "Annuity Payments" in the prospectus).

ANNUITY UNIT

The annuity unit value at the end of any subsequent valuation period is determined as follows:

1. The net investment factor for the current valuation period is multiplied by the value of the annuity unit for investment portfolio for the immediately preceding valuation period.

2. The result in (1) is then divided by the assumed investment rate factor, which equals 1.00 plus the assumed investment rate for the number of days since the previous valuation period.

The owner can choose either a 5% or a 3% assumed investment rate.

FIXED ANNUITY PAYOUT

A fixed annuity is an annuity with payments which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the investment portfolios. The dollar amount of each fixed annuity payment is determined in accordance with Annuity Tables contained in the Contract.

            ARRANGEMENTS REGARDING FREQUENT PURCHASES AND REDEMPTIONS

The Company has no arrangements with any contract owners, financial advisors or other individuals or entities to permit purchases and redemptions other than in accordance with the administrative rules described in the prospectus for PHL Variable Accumulation Account II, dated ____________________, 2008.

                              FINANCIAL STATEMENTS

The financial statements of the Company and the Separate Account included in this Statement of Additional Information should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.

PHL VARIABLE ACCUMULATION ACCOUNT II
FINANCIAL STATEMENTS

THE SUBACCOUNTS COMMENCED OPERATIONS AS OF THE DATE OF THIS PROSPECTUS; THEREFORE, DATA FOR THESE SUBACCOUNTS ARE NOT YET AVAILABLE.

PHL VARIABLE
INSURANCE COMPANY
FINANCIAL STATEMENTS
DECEMBER 31, 2006
and interim period, if necessary

[TO BE FILED BY AMENDMENT]

                                     PART C

                                     PART C

                                OTHER INFORMATION


ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS.

          (a)  Financial Statements

               (1) The subaccounts commenced operations as of the date of this prospectus; therefore data for these subaccounts is not yet available.

               (2) The financial statements of PHL Variable Insurance Company and the report of Independent Registered Public Accounting Firm will be filed by Amendment.

          (b)  Exhibits

               (1) Document establishing the PHL Variable Accumulation Account
                   II is  filed herewith.

               (2) Not Applicable.

               (3) Distribution of Contracts

                   (a) Master Service and Distribution Compliance Agreement
                       between Depositor and Phoenix Equity Planning Corporation will be filed by Amendment.

                   (b) Form of Broker Dealer Supervisory and Service Agreement
                       among Phoenix Equity Planning Corporation and Independent Brokers with respect to the sale of contracts will be filed by Amendment.

               (4) (a) Form of Variable Annuity Contract will be filed by
                       Amendment.

                   (b) Guaranteed Minimum Withdrawal Benefit Rider will be filed by Amendment.

               (5) Form of Application will be filed by Amendment.

               (6) (a) Amended and Restated Certificate of Incorporation of PHL
                       Variable Insurance Company is incorporated by reference to Registrant's Form S-6 (File No. 333-81458), filed via EDGAR on January 28, 2002.

                   (b) Bylaws of PHL Variable Insurance Company as amended and restated effective May 16, 2002 is incorporated by reference to Registrant's Post-Effective Amendment No. 5 on Form N-6 (File No. 333-81458), filed via EDGAR on April 30, 2004.

               (7) Not Applicable.

               (8) (a) Participation Agreements will be filed by Amendment.

                   (b) Strategic Alliance Agreement by and among Jefferson
                       National Life Insurance Company, Jefferson National Securities Corporation, Jefferson National Financial Corporation and Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Equity Planning Corporation, dated October 8, 2007, will be filed by Amendment.

                   (c) Other Material Contracts:
                       Information Sharing Agreements pursuant to Rule 22c-2 will be filed by Amendment.

               (9) Written Opinion and Consent of Counsel will be filed by
                   Amendment.

               (10) (a) Consent of Independent Registered Public Accounting
                        Firm, will be filed by Amendment.

                    (b) Powers of Attorney are filed herewith.

               (11) Not Applicable.

               (12) Not Applicable.

ITEM 25.  DIRECTORS AND EXECUTIVE OFFICERS OF THE DEPOSITOR.

          NAME                                    POSITION
          ----                                    --------

          Michael E. Haylon*                      Director, Executive Vice President, Chief Financial Officer
                                                  and Interim Chief Accounting Officer
          Philip K. Polkinghorn*                  Director and President
          James D. Wehr**                         Director, Executive Vice President and Chief Investment Officer
          John H. Beers*                          Vice President and Secretary

          John R. Flores*                         Vice President and Chief Compliance Officer
          Daniel J. Moskey*                       Vice President and Treasurer
          Tracy L. Rich*                          Executive Vice President and Assistant Secretary
          Christopher M. Wilkos**                 Senior Vice President and Corporate Portfolio Manager

* The business address of this individual is One American Row, Hartford, CT 06103-2899.
** The business address of this individual is 56 Prospect Street, Hartford, CT
   06103-2836.

Item 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

The Phoenix Companies, Inc. (100%) Delaware
         Phoenix Distribution Holding Company (100%) Connecticut
                  WS Griffith Advisors, Inc. (100%) Delaware
                           WS Griffith Securities, Inc. (100%) New York
         Phoenix Investment Management Company (100%) Connecticut
                  Phoenix Investment Partners, Ltd. (100%) Delaware
                           DP Holdings, Ltd. (100%) New Brunswick, Canada
                           DPCM Holdings, Inc. (100%) Illinois
                           Duff & Phelps Investment Management Co. (100%) Illinois
                           Goodwin Capital Advisers, Inc. (100%) New York
                           Kayne Anderson Rudnick Investment Management, LLC (100%) California
                           Pasadena Capital Corporation (100%) California
                                    Engemann Asset Management (100%) California
                           Phoenix Alternative Investment Advisers, Inc. (100%) Connecticut
                           Phoenix Equity Planning Corporation (100%) Connecticut
                                    Phoenix Investment Counsel, Inc. (100%) Massachusetts
                           Phoenix/Zweig Advisers, LLC (100%) Delaware
                                    Euclid Advisers, LLC (100%) New York
                           PXP Securities Corp. (100%) New York
                           Rutherford Financial Corporation (100%) Delaware
                           Rutherford, Brown & Catherwood, LLC (73.2%) Delaware
                           SCM Advisors, LLC (100%) California
                           Walnut Asset Management, LLC (70.6%) Delaware
         Phoenix Life Insurance Company (100%) New York
                  Next Generation Ventures LLC (50%) Connecticut
                  Phoenix Foundation (0%)
                  Phoenix Life Separate Account B (100%) New York Phoenix Life
                  Separate Account C (100%) New York Phoenix Life Separate
                  Account D (100%) New York Phoenix Life Variable Accumulation
                  Account (100%) New York Phoenix Life Variable Universal Life
                  Account (100%) New York PM Holdings, Inc. (100%) Connecticut
                           American Phoenix Life and Reassurance Company (100%) Connecticut
                                    Phoenix Life and Reassurance Company of New York (100%) New York
                           Emprendimiento Compartido, S.A. (100%) Argentina
                           PFG Holdings, Inc. (100%) Pennsylvania
                                    AGL Life Assurance Company (100%) Pennsylvania
                                    PFG Distribution Company (100%) Delaware
                                    Philadelphia Financial Group, Inc. (100%) Delaware
                           PHL Variable Insurance Company (100%) Connecticut
                                    PHL Variable Accumulation Account (100%) Connecticut
                                    PHLVIC Variable Universal Life Account (100%) Connecticut
                           Phoenix Founders, Inc. (100%) Connecticut
                           Phoenix International Capital Corporation (100%) Connecticut
                                    Practicare, Inc. (100%) Delaware
                           Phoenix Life and Annuity Company (100%) Connecticut
                                    Phoenix Life and Annuity Variable Universal Life Account (100%) Connecticut

                           Phoenix New England Trust Holding Company (100%) Connecticut
                           Phoenix Variable Advisors, Inc. (100%) Delaware
                           PML International Insurance Limited (100%) Bermuda
                  The Phoenix Edge Series Fund (0%) Massachusetts business trust
         Phoenix National Trust Holding Company (100%) Connecticut
         Phoenix Life Solutions, Inc. (100%) Delaware

                  Only companies that file consolidated financial statements with the Securities and Exchange Commission ("SEC") are The Phoenix Companies Inc. and Phoenix Life Insurance Company. In addition, PHL Variable Insurance Company and Phoenix Life and Annuity Company file individual financial statements with the SEC. For the remainder, except the separate accounts (defined as Phoenix Life Separate Account B, Phoenix Life Separate Account C, Phoenix Life Separate Account D, Phoenix Life Variable Accumulation Account, Phoenix Life Variable Universal Life Account, PHL Variable Accumulation Account, PHLVIC Variable Universal Life Account, and Phoenix Life and Annuity Variable Universal Life Account) all other entities are included in the consolidated financial statement, for The Phoenix Companies, Inc., but none file individual financial statements with the SEC.

ITEM 27.  NUMBER OF CONTRACT OWNERS.

          Not Applicable

ITEM 28.  INDEMNIFICATION.

    Section 33-776 of the Connecticut General Statutes states that: "a corporation may provide indemnification of, or advance expenses to, a director, officer, employee or agent only as permitted by sections 33-770 to 33-779, inclusive."

    Article VI. Section 6.01. of the Bylaws of the Depositor (as amended and restated effective May 16, 2002) provides that: "Each director, officer or employee of the company, and his heirs, executors, or administrators, shall be indemnified or reimbursed by the company for all expenses necessarily incurred by him in connection with the defense or reasonable settlement of any action, suit or proceeding in which he is made a party by reason of his being or having been a director, officer or employee of the company, or of any other company which he was serving as a director or officer at the request of the company, except in relation to matters as to which such director, officer or employee is finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such director, officer or employee. The foregoing right of indemnification or reimbursement shall not be exclusive of any other rights to which he may be entitled under any statute, bylaw, agreement, vote of shareholders or otherwise."

    Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITER.

     Phoenix Equity Planning Corporation ("PEPCO").

     (a)  PEPCO serves as the principal underwriter for the following entities:

          Phoenix Adviser Trust, Phoenix Asset Trust, Phoenix Equity Series Fund, Phoenix Equity Trust, Phoenix Institutional Mutual Funds, Phoenix Investment Series Fund, Phoenix Investment Trust 06, Phoenix Investment Trust 97, Phoenix Series Fund, Phoenix Strategic Equity Series Fund, The Phoenix Edge Series Fund, Phoenix Life Variable Accumulation Account, Phoenix Life Variable Universal Life Account, Phoenix Life and Annuity Variable Universal Life Account, PHL Variable Accumulation Account PHLVIC Variable Universal Life Account and PHL Variable Separate Account MVA1.

     (b)  Directors and Executive Officers of PEPCO.

          NAME                         POSITION
          ----                         --------
          George R. Aylward, Jr. **    Director, Executive Vice President
          John H. Beers*               Vice President and Secretary
          John R. Flores*              Vice President and Anti-Money
                                         Laundering Officer
          Michael E. Haylon*           Director
          Stephen D. Gresham**         Director, Senior Vice President
          David C. Martin*             Vice President and Chief Compliance
                                         Officer
          David R. Pellerin*           Vice President and Chief Financial
                                         Officer
          Philip R. Polkinghorn*       Executive Vice President
          Francis G. Waltman**         Director, President

          * The business address of this individual is One American Row, Hartford, CT 06103-2899.
          ** The business address of this individual is 56 Prospect Street, Hartford, CT 06103-2836.

     (c) PEPCO received no compensation from the Registrant during the last fiscal year for sales of the contract:

          ----------------------------------------------------------------------------
               (1)              (2)              (3)           (4)            (5)
             Name of     Net Underwriting
            Principal      Discounts and    Compensation    Brokerage
           Underwriter      Commissions     on Redemption  Commissions   Compensation
          ----------------------------------------------------------------------------
              PEPCO             $0                $0           $0            $0
          ----------------------------------------------------------------------------

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS.

The accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules under it are maintained at the administrative offices of PHL Variable Insurance Company located at One American Row, Hartford, CT 06103-2899 and at the offices of Jefferson National Life Insurance Company located at 9920 Corporate Campus Drive, Suite 1000, Louisville, KY 40223.

ITEM 31.  MANAGEMENT SERVICES.

Not Applicable

ITEM 32.  UNDERTAKINGS.

          (a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements contained therein are never more than 16 months old for so long as payments under the Contracts may be accepted;

          (b) Registrant hereby undertakes to include as part of any application to purchase a Contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information;

          (c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request; and

          (d) The representation of the Depositor required under Section 26(f)(2)(A) of the Investment Company Act of 1940 will be made by amendment.

                                   SIGNATURES

    As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, PHL Variable Accumulation Account II, has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of Hartford and the State of Connecticut, on this 19th day of November, 2007.

                                      PHL VARIABLE  ACCUMULATION  ACCOUNT II
                                      (Registrant)

                                      By:______________________________________
                                          *Philip K. Polkinghorn
                                          Director and President of PHL Variable
                                          Insurance Company

                                      PHL VARIABLE INSURANCE COMPANY

                                      By:______________________________________
                                           *Philip K. Polkinghorn
                                            Director and President

       By:  /s/ Kathleen A. McGah
           ---------------------------------------------
           *Kathleen A. McGah As Attorney-in-Fact pursuant to power of attorney.

    As required by the Securities Act of 1933, the following persons in the capacities stated have signed this Registration Statement on November 19, 2007.

       SIGNATURE                                         TITLE
       ---------                                         -----

                                              Director, President
-----------------------------------
* Philip K. Polkinghorn
                                              Executive Vice President,
                                              Chief Financial Officer and
-----------------------------------           Interim  Chief Accounting Officer
* Michael E. Haylon

                                              Director, Executive Vice President
-----------------------------------           and Chief Investment Officer
* James D. Wehr

By: /s/ Kathleen A. McGah
   --------------------------------
*Kathleen A. McGah As Attorney-in-Fact pursuant to power of attorney

                                  EXHIBIT INDEX


24(b)(1)           Separate Account Establishing Document

24(b)(10)(b)(1)    Powers of Attorney for Philip K. Polkinghorn

24(b)(10)(b)(2)    Powers of Attorney for Michael E. Haylon

24(b)(10)(b)(3)    Power of Attorney for James D. Wehr as Director